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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             Vanguard Airlines, Inc.
                             -----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   922018-10-9
                                 --------------
                                 (CUSIP Number)


           The Hambrecht 1980 Revocable Trust c/o William R. Hambrecht
              539 Bryant Street, Suite 100, San Francisco, CA 94107
                                 (415) 551-8600
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 13, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act(however, see the Notes).

-------------------                               ------------------------------
CUSIP No. 922018109                   13D                      Page 2 of 7 Pages

-------------------                               ------------------------------



--------------------------------------------------------------------------------

    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

         The Hambrecht 1980 Revocable Trust

--------------------------------------------------------------------------------

    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [ ]

--------------------------------------------------------------------------------

    3)   SEC Use Only

--------------------------------------------------------------------------------

    4)   Source of Funds (See Instructions)

         OO

--------------------------------------------------------------------------------

    5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item  2(d) or 2(e)

         [ ]

--------------------------------------------------------------------------------

    6)   Citizenship or Place of Organization

         California

--------------------------------------------------------------------------------

     Number of Shares        7) Sole Voting Power  -  17,439,275
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - None
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  - 17,439,275
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - None

--------------------------------------------------------------------------------

   11)   Aggregate Amount Beneficially Owned by Each Reporting Person

         17,439,275 shares

--------------------------------------------------------------------------------

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

   13)   Percent of Class Represented by Amount in Row (11)

         53.1%

--------------------------------------------------------------------------------

   14)   Type of Reporting Person (See Instructions)

         OO (trust)

--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the Common Stock of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 533 Mexico City Avenue, Kansas City, Missouri 64153.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) (b) and (c) This Schedule 13D is filed on behalf of The Hambrecht 1980 Revocable Trust (the "Trust" or the "Reporting Person").


           The Hambrecht 1980 Revocable Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht, whose occupation is investing in public and private companies. The address of the trust is 550 Fifteenth Street, San Francisco, California 94103. The Reporting Person is regularly engaged in the business of investing in publicly-held and private companies.

            (d) To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On February 13, 2001, the Trust arranged for the issuance of an irrevocable letter of credit in the amount of $2,000,000 in favor of a commercial bank for the account of the Issuer. In exchange for the arrangement of the issuance of the letter of credit, the Trust received a warrant to purchase 2,000,000 shares of Common Stock of the Issuer.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Person acquired the securities to increase its equity interest in the Issuer. Depending upon market conditions and other factors, the Reporting Person may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

            In connection with its investments, the Reporting Person analyzes the operations, capital structure and markets of the companies in which it invests, including the Issuer. As a result of these analytical activities, Reporting Person may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Person believes that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with others, including possible business combinations.

            Although the Reporting Person reserves the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time it has no plans or proposals that relate to or would result in any of the following:

            (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Issuer;

            (f)   any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

            (g)   changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   any action  similar to any of those  enumerated in (a) through
                  (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            (a), (b) According to information furnished by the Issuer in its most recent Form 10Q, there were 19,469,144 shares of Common Stock issued and outstanding as of September 30, 2000. To the best of our knowledge, since September 30, 2000, the Issuer has issued a total of 1,103,593 shares of Common Stock (555,205 shares to the Reporting Person, and 548,388 shares to J.F. Shea Company, Inc., pursuant to anti-dilution provisions of a Unit Purchase Agreement, dated September 8, 2000, by and between Issuer, the Reporting Person and J.F. Shea Company, Inc.), thereby increasing the total issued and outstanding shares of Common Stock to 20,572,737. Based on such information, after taking into account the transactions described herein, the Reporting Person reports the following direct and derivative holdings in the Common
                  Stock:

                                             COMMON STOCK
                          COMMON STOCK       FROM DERIVATIVE
   NAME                   OWNED DIRECTLY     SECURITIES          TOTAL

   The Hambrecht 1980
   Revocable Trust        5,199,890          12,239,385*         17,439,275**



            * Represents a) warrants to purchase 7,741,822 shares of Common Stock; b) 1,292,435 shares of Common Stock issuable upon conversion of 151,162 shares of the Issuer's Series A Preferred Stock; and c) 3,205,128 shares of Common Stock issuable upon conversion of 50,000 shares of the Issuer's Series B Preferred Stock

            ** Represents 53.1% of the sum of the Common Stock outstanding as of the Issuer's most recent 10Q filing and the 1,103,593 shares of Common Stock issued since September 30, 2000 (computed in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended). The Reporting Person has sole voting and dispositive power over all shares reported.

            (c) The Reporting Person did not effect any transactions other than those set forth in Items 3, 4 and 6.

            (d) William R. Hambrecht is trustee of the Trust and is a beneficial owner as defined in Rule 13d-3.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person holds 5,199,890 shares of Common Stock of the Issuer. The Reporting Person holds 151,162 shares of the Issuer's Series A Preferred Stock, immediately convertible into 1,292,435 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, the Reporting Person and other purchasers. The
            Reporting  Person  holds  50,000  shares  of the  Issuer's  Series B
            Preferred Stock, immediately convertible into 3,205,128 shares of Common Stock, which was purchased pursuant to the Unit Purchase Agreement dated December 15, 2000, by and among the Issuer, the Reporting Person and other purchasers. The Reporting Person also holds warrants to purchase 7,741,822 shares of Common Stock, immediately exercisable, of which a warrant to purchase 2,000,000 shares of Common Stock was acquired in the February 13, 2001 transaction referred to in Item 3 above.


                  [Remainder of page intentionally left blank]

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following material is filed as an Exhibit to this Schedule 13D:


            1. Warrant for the Purchase of Shares of Common Stock, dated February 13, 2001, by and between the Issuer and the Hambrecht 1980 Revocable Trust, William Hambrecht as Trustee;



            3. Reimbursement Agreement, dated February 13, 2001, by and between the Issuer, J.F. Shea Company, Inc. and the Hambrecht 1980 Revocable Trust, William Hambrecht as Trustee;



            4. Security Agreement, dated February 13, 2001, by and between the Issuer, J.F. Shea Company, Inc. and the Hambrecht 1980 Revocable Trust, William Hambrecht as Trustee.

            SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






(Date)      02-22-01



/s/ WILLIAM R. HAMBRECHT
------------------------
(Signature)

William R. Hambrecht, trustee for the Hambrecht 1980 Revocable Trust
--------------------------------------------------------------------
(Name/Title)

                                                                       EXHIBIT 1


THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE SECURITIES ACT AND BLUE SKY LAWS.


                             VANGUARD AIRLINES, INC.


                            WARRANT FOR THE PURCHASE
                            OF SHARES OF COMMON STOCK

No. PB-88                                                      February 13, 2001

         VANGUARD AIRLINES, INC., a Delaware corporation (the "COMPANY"), hereby certifies that, for value received, THE HAMBRECHT 1980 REVOCABLE TRUST., the transferee who has received this warrant (the "WARRANT") in compliance with applicable law and the terms hereof (the "HOLDER"), is entitled, on the terms set forth below, to purchase from the Company, on or before the Expiration Time (as defined in Section 18 below) two million (2,000,000) shares of Common Stock, par value $0.001 per share, of the Company at a price of $1.4126 per share, subject to adjustment as provided below (the "EXERCISE PRICE").

         1. REIMBURSEMENT AGREEMENT. This Warrant is one of the "Warrants" referred to in the Reimbursement Agreement dated as of February 13, 2001, by and between the Company, the Holder and The Hambrecht 1980 Revocable Trust (the "REIMBURSEMENT AGREEMENT"). Any capitalized term used but not defined herein shall have the meaning ascribed to it in the Reimbursement Agreement.

         2.       EXERCISE OF WARRANT.

                  (a) INITIAL VESTING. The Holder may exercise this Warrant, in whole or in part, at any time or from time to time on any business day prior to the Expiration Date (as defined herein), for four hundred thousand (400,000) shares of Common Stock.

                  (b) SUBSEQUENT VESTING. On any business day beginning imme-diately after the end of each Measurement Period (as defined below) and prior to the Expiration Date, the Holder may exercise this Warrant, in whole or in part, at any time or from time to time, as to an additional number of shares of Common Stock equal to (i) the product of (A) the average daily Gross Exposure (as defined in that certain Security Agreement by and between the Company, the Holder and The Hambrecht 1980 Revocable Trust of even date herewith (or the schedules or exhibits thereto), subject to Section 9(b) hereof) during the Measurement Period and (B) one-tenth (0.1), divided by (ii) $1.4126.
Notwithstanding the preceding sentence, in no event shall this Warrant be exercisable for more than two million (2,000,000) shares of Common Stock. For the purposes of this Warrant, "MEASUREMENT PERIOD" shall mean the 90 day period commencing on the date of this Warrant and each succeeding 90 day period thereafter prior to the Termination Date.

                  (c) The Holder may exercise any shares then exercisable by surrendering this Warrant to the Company at its principal office, with a duly executed Subscription Form (in substantiality the form attached hereto), together with payment of the sum obtained by multiplying the number of shares of Common Stock to be purchased by the Exercise Price then in effect. Promptly after such exercise, the Company shall issue and deliver to or upon the order of the Holder a certificate or certificates for the number of shares of Common Stock issuable upon such exercise, and the Company will pay all issue or transfer taxes in connection with the issue thereof. To the extent permitted by law, this Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided herein, even if the Company's stock transfer books are at that time closed, and the Holder shall be treated for all purposes as the holder of record of the Common Stock to be issued upon such exercise as of the close of business on such date. Upon any partial exercise, the Company will issue to or upon the order of the Holder a new Warrant for the number of shares of Common Stock as to which this Warrant has not been exercised.

                  (d) NET ISSUE EXERCISE. In lieu of exercising this Warrant pursuant to Section 2(c), the Holder may elect to receive, without the payment by the Holder of any additional consideration, shares of Common Stock equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the holder hereof a number of shares of Common Stock computed using the following formula:

                                   X = Y (A-B)
                                       -------
                                          A
         Where:   X =     The number of shares of Common Stock to be issued to
                          the Holder pursuant to this net exercise;

                  Y = The number of Shares in respect of which the net issue election is made;

                  A = The fair market value of one share of the Common Stock at the time the net issue election is made;

                  B = The Exercise Price (as adjusted to the date of the net issuance).

For purposes of this Section 2, the fair market value of one share of Common Stock as of a particular date shall be determined as follows: (i) if traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) day period ending three (3) days prior to the net exercise election; (ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) day period ending three (3) days prior to the net exercise; and (iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Company.

         3. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of shares of Common Stock subject to this Warrant (and all other adjustment to exercise price and shares herein as appropriate) shall be subject to adjustment from time to time as follows:

                  (a) ADJUSTMENT FOR CHANGE IN CAPITAL STOCK. If at any time the Company:

                       (i) pays a dividend or makes a distribution on its Common Stock in shares of its Common Stock;

                       (ii) subdivides its outstanding shares of Common Stock into a greater number of shares;

                       (iii) combines its outstanding shares of Common Stock into a smaller number of shares;

                       (iv) makes a distribution on its Common Stock in shares of its capital stock other than Common Stock; or

                       (v) issues by reclassification of its Common Stock any shares of its capital stock;

then the Exercise Price in effect immediately prior to such action shall be adjusted so that the Holder may receive upon exercise of the Warrant and payment of the same aggregate consideration the number of shares of capital stock of the Company which the Holder would have owned immediately following such action if the Holder had exercised the Warrant immediately prior to such action.

         The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (b) ADJUSTMENT FOR DILUTIVE ISSUANCE. If the Company shall issue, after the date hereof any Additional Stock (as defined below) without consideration or for a consideration per share less (including for an exercise price or conversion price with respect to options, warrants and similar rights) than the Exercise Price for the Shares, the Exercise Price in effect immediately prior to each such issuance shall forthwith be adjusted to a price equal to the price paid per share for such Additional Stock. The term "Additional Stock" shall mean any and all shares of equity securities or options, warrants or similar rights therefor issued after the date hereof, other than shares of stock issuable pursuant to (i) options, warrants, or other similar rights outstanding on the date hereof, or (ii) stock options hereafter granted to officers, directors, employees or consultants of the Company pursuant to the Company's stock option plan.

                  (c) REORGANIZATION, CONSOLIDATION OR MERGER. In the event of any consolidation or merger of the Company with or into another corporation (other than a merger in which merger the Company is the continuing corporation and that does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock issuable upon exercise of this Warrant) or in the event of any sale, lease, transfer or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, the Company shall cause effective provisions to be made so that the Holder shall have the right thereafter, by exercising this Warrant, to purchase the kind and amount of shares of stock and other securities and property (including cash) receivable upon such capital reorganization and other change, consolidation, merger, sale, lease, transfer or conveyance by a holder of the number of shares of Common Stock that might have been received upon exercise of this Warrant immediately prior to such capital reorganization, change, consolidation, merger, sale, lease, transfer or conveyance. Any such provision shall include provisions for adjustments in respect of such shares of stock and other securities and property that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 3(c) shall similarly apply to successive capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales, leases, transfers or conveyances. In the event that in connection with any such capital reorganization, or change, consolidation, merger, sale, lease, transfer or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for, or of, a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Section 3(a) hereof.

                  (d) MINIMAL ADJUSTMENTS. No adjustment in the Exercise Price and/or the number of shares of Common Stock subject to this Warrant need be made if such adjustment would result in a change in the Exercise Price of less than one percent (1%) or the Exercise Price (the "ADJUSTMENT THRESHOLD AMOUNT") or a change in the number of subject shares of less than one (1) share. Any adjustment which is less than the Adjustment Threshold Amount and not made shall be carried forward and shall be made, together with any subsequent adjustments, at the time when (a) the aggregate amount of all such adjustments is equal to at least the Adjustment Threshold Amount or (b) the Warrant is exercised.

                  (e) DEFERRAL OF ISSUANCE OR PAYMENT. In any case in which an event covered by this Section 3 shall require that an adjustment in the Exercise Price be made effective as of a record date, the Company may elect to defer until the occurrence of such event (i) issuing to the Holder, if this Warrant is exercised after such record date, the shares of Common Stock and other capital stock of the Company, if any, issuable upon such exercise over and above the shares of Common Stock or other capital stock of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment, and (ii) paying to the Holder by check any amount in lieu of the issuance of fractional shares pursuant to Section 7 hereof.

                  (f) WHEN NO ADJUSTMENT REQUIRED. No adjustment need be made for a change in the par value or no par value of the Common Stock. To the extent the Warrants become exercisable into cash, no adjustment need be made thereafter as to the cash, and interest will not accrue on the cash.

                  (g) CERTIFICATE AS TO ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of the Exercise Price pursuant to this Section 3, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing the facts upon which such adjustment or readjustment is based. The Company shall, upon written request at any time of the Holder, furnish or cause to be furnished to the Holder a like certificate setting forth
(a) such adjustments and readjustments, (b) the then effective Exercise Price and number of shares of Common Stock subject to the Warrant, and (c) the then effective amount of securities (other than Common Stock) and other property, if any, which would be received upon exercise of the Warrant.

                  (h) NOTICE OF ADJUSTMENT. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the holder of such even and of the number of shares of Preferred Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

         4. REGISTRATION RIGHTS. Shares of the Company's Common Stock issued or issuable pursuant to the exercise of this Warrant shall be deemed to be "Registrable Securities" for purposes of that certain Unit Purchase Agreement, dated as of September 8, 2000, and amended as of the date hereof, among the Company and the persons named therein (the "Registration Rights Agreement"), as such agreement may be subsequently amended or restated or consolidated with other similar agreements granting registration rights in the securities of the Company, and the holder of such shares shall have all the rights, subject to the obligations, of a holder of Registrable Securities pursuant to the Registration Rights Agreement, and shall be treated for all purposes as a holder of Registrable Securities under and subject to the terms of the Registration Rights Agreement.

         5. RIGHTS OF THE HOLDER. The Holder shall not, solely by virtue of this Warrant, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a stockholder of the Company on any matters or with respect to any rights whatsoever as a stockholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the shares of Common Stock purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised in accordance with its terms.

         6. NO IMPAIRMENT. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against dilution or other impairment.

         7. NO FRACTIONAL SHARES. No fractional share shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of exercise (as determined in good faith by the Board of Directors of the Company). The fair market value of a fraction of a share is determined by multiplying the fair market price of a full share by the fraction of a share, rounded to the nearest cent.

         8. RESERVATION OF STOCK ISSUABLE ON EXERCISE OF WARRANT. The Com-pany will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, all such shares of Common Stock or other shares of capital stock, from time to time issuable upon the exercise of this Warrant. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of this Warrant, the Company will use its best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. All shares that may be issued upon exercise of the rights represented by this Warrant and payment of the Exercise Price, all as set forth herein, will be free from all taxes, liens and charges in respect of the issue of such shares (other than taxes in respect of any transfer occurring contemporaneously with such exercise and payment or otherwise specified herein). All such shares shall be duly authorized and when issued, sold and delivered in accordance with the terms of the Warrant for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer set forth in this Warrant and applicable state and federal securities laws.

         9.       COVENANTS OF THE COMPANY.

                  (a) The Company shall cause a report of the daily Gross Exposure in each Measurement Period (each, an "EXPOSURE REPORT") to be delivered by Boatmen's POS and MNB to the Holder at the address specified in Section 14 hereof within 30 days of the end of such Measurement Period so long as this Warrant remains subject to additional vesting. In the event that the Holder has not received an Exposure Report within 30 days after the end or any Measuring Period, then, notwithstanding anything else contained herein, for the purposes of this Warrant, the daily Gross Exposure throughout such period shall at the Holder's election, be deemed to be four million dollars ($4,000,000).

         10.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

         The Company hereby represents and warrants to and for the benefit of the Purchaser as follows:

                  (a) AUTHORIZATION. All corporate action on the part of the Company and its directors necessary for the authorization, execution, issuance and delivery by the Company of this Warrant and the performance of the Company's obligations hereunder. This Warrant, when executed and delivered by the Company, shall constitute a valid and binding obligation of the Company enforceable in accordance with its terms. The shares of Common Stock issuable upon exercise of this Warrant, when issued in compliance with the provisions of this Warrant and the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), will be validly issued, fully paid and nonassessable and free of any liens or encumbrances.

                  (b) COMPLIANCE WITH OTHER INSTRUMENTS. The Company is not in violation of any term of its Restated Certificate, By-Laws or any statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement, the creation and issuance of this Warrant and the issuance of the shares of Common Stock pursuant to an exercise of the Warrant will not result in any such violation, or be in conflict with or constitute a default under any such term, or result in the creation of any mortgage, pledge, lien, encumbrance, or charge upon any of the properties or assets of the Company or contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument to which it is a party or by which it is bound.

                  (c) GOVERNMENTAL CONSENTS. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in accordance with the valid execution, delivery, offer, sale or issuance of this Warrant and the capital stock issuable upon exercise of the Warrant, have been obtained, except for the filing of notices pursuant to Regulation D under the Securities Act, and any filing required under applicable state securities laws which will be effective by the time required thereby.

                  (d) OFFERING. Assuming the accuracy of the representations and warranties of the Purchaser contained in Section 19 hereof, the offer, issue, and sale of the Warrant are and will be exempt from the registration and prospectus delivery requirements of the Securities Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

         11. NOTICES OF RECORD DATE. Upon (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any transfer of all or substantially all the assets of the Company to any other person, or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to the Holder at least twenty (20) days, or such longer period as is required by law, prior to the record date, a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (iii) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other capital stock at that time receivable upon exercise of the Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

         12. EXCHANGES OF WARRANT. Upon surrender for exchange of this Warrant (in negotiable form, if not surrendered by the Holder named on the face hereof) to the Company at its principal office, the Company, at its expense, will issue and deliver a new Warrant or Warrants calling in the aggregate for the same number of shares of Common Stock, in the denomination or denominations requested, to or on the order of such Holder upon payment by such Holder of any applicable transfer taxes; PROVIDED that any transfer of the Warrant shall be subject to the conditions on transfer set forth herein.

         13. REPLACEMENT OF WARRANT. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement in such reasonable amount as the Company may determine, or (in the case of mutilation) upon surrender and cancellation hereof, the Company, at its expense, shall issue a replacement.

         14. NOTICES. Any notice required or permitted under this Agree-ment shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit with the United States Post Office, postage prepaid, addressed to the Company at 533 Mexico City Avenue, Kansas City, MO 64153, or to the Holder at 539 Bryant Street, Suite 100, San Francisco, CA 94107, Attention: William R. Hambrecht or at such other address as the Company or any Holder may designate by ten (10) days advance written notice to the other party.

         15. MODIFICATION; WAIVER. Except as provided in this Warrant, no modification or waiver of any provision of this Warrant or consent to departure therefrom shall be effective unless in writing and approved by the Company and the Holder.

         16. TITLES AND SUBTITLES. The titles and subtitles used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this Warrant.

         17. GOVERNING LAW. This Warrant shall be construed in accordance with and governed by and under the laws of the State of California as applied to contracts made and to be performed entirely within the State of California.

         18. EXPIRATION TIME. This Warrant will be wholly void and of no effect after 5:00 p.m. (San Francisco time) February 13, 2008 (the "EXPIRATION TIME").

         19. TRANSFER RESTRICTIONS. The Company is relying upon an exemption from registration of this Warrant and the shares of Common Stock issuable upon exercise hereof under the Securities Act and applicable state securities laws. The Holder by acceptance hereof represents that the Holder understands that neither this Warrant nor the Common Stock issuable upon exercise hereof has been registered with the Securities and Exchange Commission nor under any state securities law. By acceptance hereof, the Holder represents and warrants that (a) it is acquiring the Warrant (and the shares of Common Stock or other securities issuable upon exercise hereof) for its own account for investment purposes and not with a view to distribution, (b) has received all such information as the Holder deems necessary and appropriate to enable the Holder to evaluate the financial risk inherent in making an investment in the Company, and satisfactory and complete information concerning the business and financial condition of the Company in response to all inquiries in respect thereof, (c) the Holder's acquisition of shares upon exercise hereof will be a highly speculative investment, (d) the Holder is able, without impairing its financial condition, to hold such shares for an indefinite period of time and to suffer a complete loss of the Holder's investment, and (e) the Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquisition of this Warrant and the shares issuable upon exercise hereof and of making an informed investment decision with respect thereto.

         This Warrant may not be exercised and neither this Warrant nor any of the shares issuable upon exercise of the Warrant, nor any interest in either, may be sold, assigned, pledged, hypothecated, encumbered or in any other manner transferred or disposed of, in whole or in part, except in compliance with applicable United States federal and state securities or Blue Sky laws and the terms and conditions hereof. Each Warrant or each certificate representing shares of Common Stock or other securities issued upon exercise of this Warrant shall have conspicuously endorsed on its face, at the time of its issuance, such legends as counsel to the Company deems necessary or appropriate, including without limitation the legend set forth on the top of the first page of this Warrant. Any certificate for any securities issued at any time in exchange or substitution for any certificate for any shares of Common Stock bearing such legend shall also bear such legend unless, in the opinion of counsel for the Company, the securities represented thereby need no longer be subject to the restriction contained herein.

                  a. Notwithstanding the provisions of paragraphs (i) and (ii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to (i) an underwriter acceptable to the Company for immediate exercise by such underwriter in connection with a fully underwritten public offering of the Company's Common Stock underlying this Warrant (ii) a partner (or retired partner) or "affiliate" (as defined under the Securities Exchange Act of 1934) of the Holder or (iii) transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors of any such partner, retired partner or affiliate, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were a purchaser hereunder.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed and delivered on the date first set forth above.

                             VANGUARD AIRLINES, INC.


                             By:
                                  ----------------------------------------------


                             Name:
                                    --------------------------------------------


                             Title:
                                     -------------------------------------------

                                SUBSCRIPTION FORM
                                -----------------


[To be executed if holder desires to exercise the Warrant]



         The undersigned, holder of this Warrant, (1) hereby irrevocably elects to exercise the right of purchase represented by this Warrant for, and to purchase thereunder, ____________ full shares of the Common Stock of Vanguard Airlines, Inc. provided for therein, (2) makes payment in full (as permitted in Section 2 of the Warrant) of the purchase price of such shares, (3) requests that certificates for such shares be issued in the name of


            ---------------------------------------------------------
                         (Please print name and address)


            ---------------------------------------------------------
           (Please insert social security or other identifying number)


and (4) if said number of shares shall not be all the shares purchasable thereunder, requests that a new Warrant for the unexercised portion of this Warrant be issued in the name of and delivered to:


            ---------------------------------------------------------

            ---------------------------------------------------------
                         (Please print name and address)



Dated:
        ------------------------------              ----------------------------


                                                    By:
                                                       -------------------------



                                                    ----------------------------
                                                    Title

                                                                       EXHIBIT 3



                             REIMBURSEMENT AGREEMENT

         This REIMBURSEMENT AGREEMENT dated as of February 13, 2001, is made by and between VANGUARD AIRLINES, INC., a Delaware corporation having its principal place of business at 533 Mexico City Avenue, Kansas City International Airport, Kansas City, MO 64153 ("Corporation"), in favor of J. F. SHEA CO., INC., a Nevada Corporation ("Shea") and THE HAMBRECHT 1980 REVOCABLE TRUST, WILLIAM HAMBRECHT AS TRUSTEE (the "Hambrecht Trust") (individually, a "Lender" and, collectively, the "Lenders").

                                    RECITALS

         A. Corporation has requested that Lenders arrange for the issu-ance of letters of credit to be issued in favor of Michigan National Bank for the account of the Corporation in the aggregate amount of Four Million Dollars ($4,000,000) (the "Letters of Credit") as additional collateral to secure and provide a source of payments of the Corporation under the MNB Merchant Agreement.

         B. Lenders are willing to arrange for the issuance of the Letters of Credit, but only upon the condition, among others, that Corporation shall have executed and delivered to Lenders this Reimbursement Agreement.

                                    AGREEMENT

         NOW, THEREFORE, in order to induce Lenders to cause the issuance of the Letters of Credit and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto represent, warrant, covenant and agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

         SECTION 1.1 DEFINITIONS. Unless otherwise defined herein the following terms shall have the following meanings (such meanings being equally applicable to both the singular and plural forms of the terms defined):

                  "ACT OF BANKRUPTCY" shall mean the Corporation shall commence a voluntary case or other proceeding in seeking liquidation, reorganization, arrangement, readjustment of its debts or for any other relief under the federal bankruptcy laws, including the Federal Bankruptcy Code, as amended, or under any other insolvency act or law, state or federal, now or hereafter existing, or shall take any other action indicating its consent to, approval of, or acquiescence in, any such petition or proceedings; the Corporation shall apply for, or consent to or acquiesce in, the appointment of a receiver, liquidator, custodian, sequestrator, or a trustee for all or a substantial part of its property; the Corporation shall make an assignment for the benefit of its creditors; the Corporation shall be unable, or shall admit in writing its inability, to pay its debts when due; or a petition in bankruptcy shall be filed against the Corporation, as a debtor, under any applicable bankruptcy, insolvency or similar law as now or hereafter in effect which shall not be discharged by a court of competent jurisdiction within sixty (60) days of the date of such filing.

                  "AGREEMENT" shall mean this Reimbursement Agreement together with all duly authorized and executed amendments thereto.

                  "APPLICATIONS"   shall  mean  that  certain  Applications  and
Agreements for the Standby Letters of Credit by and between Issuing Bank and Lenders in connection with the Letters of Credit to be issued to MNB.

                  "BUSINESS DAY" shall mean any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions in the States of California, Michigan or Missouri are authorized or required by law or executive order not to be open for the conduct of their commercial banking business, or (iii) a day on which the federal reserve bank for the federal reserve district in which MNB is located is closed.

                  "COLLATERAL" shall have the meaning assigned to such term in SECTION 2 of the Security Agreement.

                  "DATE OF DELIVERY" shall mean February 13, 2001 or any other date agreed upon by the Corporation and Lenders as the date upon which the Letters of Credit shall be issued to MNB.

                  "DEFAULT RATE" shall mean a rate per annum equal to five (5) percentage points above the interest rate applicable immediately prior to the occurrence of the Event of Default.

                  "DRAWING" shall mean a drawing under the Letters of Credit in accordance with their terms.

                  "EVENT OF DEFAULT" shall have the meaning set forth in SECTION
7.1 hereof.

                  "INTEREST RATE" shall mean ten percent (10%) per annum.

                  "ISSUING BANK" shall mean Wells Fargo Bank or Bank of America National Trust and Savings Association acting through its Chicago branch, or any surviving, resulting or transferee entity, whichever is applicable or any other bank or financial institution satisfactory to MNB.

                  "LETTERS OF CREDIT" shall mean the Letters of Credit arranged by Lenders and issued by a Issuing Bank pursuant to the Applications on the Date of Delivery, as the same may from time to time be amended, modified, supplemented or restated, and shall include any substitute Letter of Credit issued pursuant to Lenders' obligations hereunder including without limitations any replacement Letters of Credit in connection with the switch of credit card processors.

                  "MAXIMUM CREDIT" initially shall mean, as of any date of calculation, the aggregate maximum amount available to be drawn under the Letters of Credit. Initially, the Maximum Credit shall be $2,000,000 for Shea and $2,000,000 for the Hambrecht Trust, or, collectively for the lenders, $4,000,000.

                  "MNB" shall mean Michigan National Bank, a national banking association with its principal office located at or any surviving, resulting or transferee entity.

                  "MNB MERCHANT AGREEMENT" shall mean any Merchant Agreement between Corporation and MNB that may be entered into with respect to credit card processing, as the same may from time to time be amended, modified, supplemented or restated.

                  "PERSON" shall mean any individual, sole proprietorship, partnership, limited liability company, limited liability partnerships, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock corporation, estate, entity or governmental agency.

                  "REIMBURSEMENT LOAN NOTE" shall mean the note evidencing the Reimbursement Loans, substantially in the form attached hereto as EXHIBITS A AND B.

                  "REIMBURSEMENT LOANS" shall mean the reimbursement loans described in SECTION 2.8 hereof.

                  "SECURITY   AGREEMENT"   shall  mean  that  certain   Security
Agreement dated as of February 13, 2001 made by Corporation in favor of Lenders.

                  "TERMINATION DATE" shall mean the date determined in the manner provided in SECTION 2.7 hereof.

                  "TRANSACTION DOCUMENTS" means, collectively, this Agreement, the Security Agreement, the Reimbursement Loan Note, the Warrants, and any other agreement entered into between Corporation and Lender, and any certificate or instrument executed by Lender, in connection with said agreements and note, as the same may from time to time be amended, modified, supplemented or restated.

         SECTION 1.2 CONSTRUCTION. In this Agreement, unless the context otherwise requires:

                  (a) Articles and Sections referred to by number shall mean the corresponding Articles and Sections of this Agreement.

                  (b) The terms "hereby," "hereof," "hereto," "herein," "hereunder," and any similar terms, as used in this Agreement refer to this Agreement, and the term "hereafter" shall mean after, and the term "heretofore" shall mean before the date of execution of this Agreement.

                  (c) Words of the masculine gender shall be deemed and construed to include correlative words of the feminine and neuter genders. Words importing the singular number shall include the plural number and vice versa, and words importing persons shall include corporations and associations, including public bodies, as well as natural persons.

                                    ARTICLE 2

                                LETTER OF CREDIT

         SECTION 2.1 AMOUNT AND TERMS OF LETTER OF CREDIT. At the request of Corporation, each Lender agrees, on the terms and subject to the conditions set forth in this Agreement, including without limitation the conditions set forth in ARTICLE 3 hereof, to on or before the applicable Date of Delivery cause the issuance of a Letter of Credit by a Issuing Bank, in favor of MNB, for the account of Corporation, to secure, and to provide a source of payment of the obligations of the Corporation under the MNB Merchant Agreement. The Letters of Credit will be issued in an initial aggregate amount equal to the Maximum Credit and will have a duration, or be renewed, for a period of two (2) years from the Date of Delivery. The Letters of Credit shall be issued in favor of MNB for the account of the Corporation substantially in the form of EXHIBIT C and EXHIBIT D attached hereto.

         SECTION 2.2  DRAWINGS AND REINSTATEMENT.

                  (a) Drawings under the Letters of Credit are intended to be made by MNB for the account of the Corporation and to be honored by Issuing Bank, all pursuant to the provisions, on the terms and subject to the conditions set forth in the applicable Letter of Credit. The honoring of any Drawing shall automatically reduce by like amount the Maximum Credit. No Drawing under the Letters of Credit shall be honored in an amount exceeding the Maximum Credit.

                  (b)  The  Maximum  Credit,  or  any  lesser  amount,   may  be
reinstated by Lenders at its sole option, provided Lenders has been reimbursed by Corporation any such amounts to be reinstated.

         SECTION 2.3  FEES AND OTHER PAYMENT.

                  (a)  The Corporation hereby agrees to pay to or reimburse
Lenders:

                       (i) On or before a Date of Delivery, the origination fees paid to an Issuing Bank;

                       (ii) On or before a Date of Delivery, an amount equal to all costs and expenses (including attorneys' fees and expenses) incurred by Lenders in connection with the preparation and negotiation of this Agreement, the Reimbursement Loan Note, the other Transaction Documents and the closing of the transactions contemplated hereby; provided, however, such attorney's fees and expenses shall not exceed Ten Thousand Dollars ($10,000.00);

                       (iii) On demand from time to time from Lenders, any fees or other amounts (not otherwise reimbursed by Corporation to Lenders pursuant to SECTION 2.4 hereof) required to be paid by Lenders to the Issuing Bank in connection with the Letters of Credit, including, without limitation, a one percent (1%) per annum fee, payable quarterly by Lenders to Issuing Bank;

                       (iv) On demand from time to time by Lenders, an amount equal to all costs and expenses (including attorneys' fees and expenses) (not otherwise reimbursed by Corporation to Lenders pursuant to SECTION 2.4 hereof) incurred by Lenders relative to a Drawing under a Letter of Credit;

                       (v) On demand from time to time by Lenders, an amount equal to all costs and expenses (including attorneys' fees and expenses) incurred by Lenders relative to the Letters of Credit (not otherwise reimbursed by Corporation to Lenders pursuant to this SECTION 2.3 or SECTION 2.4) or each Reimbursement Loan or the enforcement or preservation of any rights of Lenders under this Agreement, the other Transaction Documents, each Reimbursement Loan or the Reimbursement Loan Note, or in connection with the exercise or waiver of any of Lenders' rights under this Agreement, the Reimbursement Loan Note or under the other Transaction Documents; and,

                       (vi) On demand from time to time by Lenders, interest, at the Default Rate, on any and all amounts unpaid by the Corporation when due under this Agreement or the Reimbursement Loan Note, but in no event shall such rates exceed the maximum rate of nonusurious interest allowed from time to time by law, as is now or, to the extent allowable by law, as hereinafter may be in effect, to be paid by the Corporation.

                  Each such payment or reimbursement shall be deemed to be earned in full the date on which such amount is due and payable by the Corporation.

                  (b) The Corporation agrees to pay, on demand from time to time by the Lenders, all reasonable costs and expenses incurred by the Lenders, in connection with (i) any transfer or amendment of the Letter of Credit or amendment of this Agreement or the other Transaction Documents, (ii) any review by the Lenders of the documents necessary for Lenders to honor a Drawing under the Letter of Credit, or relative to the Lenders' curing of any event of default by Borrower under any of the Transaction Documents, (iii) the exercise, enforcement or preservation of any rights of Lenders under this Agreement or the other Transaction Documents, (iv) any action or proceeding relating to a court order, injunction, or other process or decree restraining or seeking to restrain Lenders from paying any amount under the Letter of Credit, and (v) the waiver or amendment of any of the Lenders' rights under any of the Transaction Documents; PROVIDED, HOWEVER, that no payment shall be required under this SECTION 2.3(B) in respect of any cost or expense Lenders has incurred because of its gross negligence or willful misconduct if so determined by a court of competent jurisdiction.

         SECTION 2.4 REIMBURSEMENT. The Corporation agrees to pay to or reimburse Lenders in full for any and all Drawings made under the Letter of Credit on the date any Drawing is made. Any amount drawn under a Letter of Credit shall be, to the extent permitted by and in accordance with

SECTION 2.8 hereof, automatically converted into a Reimbursement Loan. A Reimbursement Loan, when made, will satisfy the reimbursement obligation of the Corporation to Lenders in the principal amount of such Reimbursement Loan.

         SECTION 2.5 SECURITY. The obligations of the Corporation under this Agreement and the other Transaction Documents, including, without limitation, the Corporation's obligations to make payments under SECTIONS 2.3 and 2.4 hereof, are secured by the Collateral identified and described as security therefore in the Security Agreement.

         SECTION 2.6 PLACE OF PAYMENT. All payments to be made by the Corporation to the Lenders hereunder shall be made in lawful currency of the United States of America and in immediately available funds by wire to the following accounts to the appropriate Lender:

                           J. F. Shea Co., Inc.
                           c/o Wells Fargo Bank
                           420 Montgomery Street
                           San Francisco, CA
                           ABA # 121000248
                           Account # 4776-019002

                           The Hambrecht 1980 Revocable Trust
                           c/o Union Bank of California
                           400 California Street
                           San Francisco, CA  94104
                           ABA:  121000496
                           Account #:  0012913414
                           Account Name:  William R. Hambrecht Account

or at such other address as Lenders may specify from time to time by notice to the Corporation.

         SECTION 2.7 TERMINATION OF AGREEMENT. This Agreement (except for the obligations of the Corporation set forth in SECTIONS 2.3(B) and 9.4) shall terminate at such time as the Letters of Credit shall have expired and when all amounts due and payable to Lenders hereunder and the other Transaction Documents shall be paid in full (the "Termination Date").

         SECTION 2.8  REIMBURSEMENT LOANS.

                  (a) Each Lender agrees, upon the terms, subject to the conditions and relying upon the representations and warranties set forth in this Agreement and the other Transaction Documents, that, unless an Event of Default shall have occurred and be continuing a Drawing under a Letter of Credit that is not repaid in full by the Corporation on the date thereof shall automatically be converted into a Reimbursement Loan. On and as of the date of the making of each Reimbursement Loan, the Corporation shall be deemed to have (A) remade, ratified and confirmed all representations and warranties of the Corporation contained in SECTION 5.1 of this Agreement, and (B) certified compliance with all covenants contained in ARTICLE 6 hereof.

                  (b) The principal amount of each Reimbursement Loan shall not exceed the applicable Maximum Credit available under the Letter of Credit on such date. All the Reimbursement Loans with each Lender shall be evidenced by a single Reimbursement Loan Note to each Lender substantially in the forms of EXHIBIT A and EXHIBIT B hereto with appropriate insertions, duly executed and delivered by the Corporation to the respective Lender, dated by each Lender on the attached schedule the date of each Drawing under a Letter of Credit that gives rise to a Reimbursement Loan, and payable to a Lender or its assigns in an amount equal to the amount drawn on the Letter of Credit that is not reimbursed as provided in the first sentence of SECTION 2.4 of this Agreement. The principal amount of each Reimbursement Loan, together with any unpaid and accrued interest thereon, shall be due and payable on the later of (a) the first anniversary of such Reimbursement Loan or (b) such time as the Letter of Credit shall have expired.

                  (c) Each Reimbursement Loan shall bear interest at the Interest Rate. Such interest shall be calculated on the basis of a 365 or 366 day year and actual number of days elapsed. Lenders shall, and is hereby authorized by the Corporation to, date the schedule attached to the Reimbursement Loan Notes the date of any Drawing under a Letter of Credit that is not reimbursed as provided in the first sentence of SECTION 2.4 of this Agreement and insert the amount (or the portion thereof not so reimbursed, as the case may be), and endorse on such schedule an appropriate notation evidencing the date and amount of each repayment and any other information provided for on such schedule; PROVIDED, HOWEVER, that the failure of Lenders to insert any such date or amount or set forth such repayments and other information on such schedule shall not in any manner affect the obligation of the Corporation to repay the related Reimbursement Loans in accordance with the terms of this Agreement.

                  (d)  Lenders   agree  that  the   Corporation   may  prepay  a
Reimbursement Loan in whole or in part without premium or penalty at any time.

                                    ARTICLE 3

                        CONDITIONS PRECEDENT TO ISSUANCE
                               OF LETTER OF CREDIT

         SECTION 3.1 DOCUMENTS TO BE RECEIVED. Lenders' obligations to cause the issuance of the Letters of Credit as set forth in SECTION 2.1 hereof are subject to the conditions precedent that, on or prior to the Date of Delivery, Lenders shall receive the following documents, all in form and substance satisfactory to
Lenders:

                  (a)  executed  counterparts  of this  Agreement,  the Security
Agreement and the Reimbursement Loan Note, which shall be duly executed and dated by the Corporation (except for the schedule attached thereto, which shall be undated and blank as to amount);

                  (b) a certificate of the appropriate officer(s) of the Corporation certifying (i) that the statements contained in SECTIONS 3.2(A) and
5.1 are true and correct, (ii) the name and true signatures of the officers of the Corporation authorized to sign this Agreement and the other documents to be delivered by the Corporation hereunder (iii) the resolutions required by Section 3.2(b) and (iv) as to such other matters as Lenders shall determine, in substantially the form attached hereto as EXHIBIT E;

                  (c) all filings, notices and recordings necessary to perfect the security interest granted Lenders pursuant to the Security Agreement shall have been delivered to Lenders;

                  (d) the Warrants ("each, a "Warrant" and together, the "Warrants") duly executed and delivered by Corporation in the forms attached hereto as EXHIBIT F AND EXHIBIT G;

                  (e) such other documents, certificates, instruments, approvals or filings as Lenders may reasonably deem necessary or appropriate, including without limitation an opinion of counsel of Corporation that each of the Transaction Documents has been duly authorized, executed and delivered.

         SECTION 3.2 OTHER CONDITIONS PRECEDENT. The Lenders' obligation to cause the issuance of the Letters of Credit as set forth in SECTION 2.1 hereof shall be subject to the additional conditions precedent that:

                  (a) the following statements shall be true and correct on a Date of Delivery and Lenders shall have received a certificate signed by a duly authorized officer of the Corporation, dated the Date of Delivery to the following effect and to such other effects as the Lenders may request, substantially in the form attached hereto as EXHIBIT E:

                      (i) the representations and warranties of the Corpora-tion set forth in SECTION 5.1 hereof and in the other Transaction Documents are true and correct as of the Date of Delivery as though made on and as of such date;

                      (ii) no event has occurred and is continuing, or would result directly or indirectly from the issuance of the Letters of Credit, which constitutes an Event of Default hereunder or which would constitute such an Event of Default, but for the requirement that notice be given or time elapse, or both; and

                      (iii) no "event of default" (however defined or desig-nated) has occurred under any of the Transaction Documents, and no event has occurred and is continuing which would constitute such an event of default, but for the requirement that notice be given or time elapse, or both.

                  (b) On or before the Date of Delivery, the Corporation shall have duly adopted a resolution authorizing the execution, delivery and performance by the Corporation of the Transaction Documents to which it is a party, and on and after the Date of Delivery such resolution shall continue to be in full force and effect.

                                    ARTICLE 4

                         OBLIGATIONS OF THE CORPORATION

         SECTION 4.1   OBLIGATIONS OF THE CORPORATION.

                  (a) The obligations of the Corporation under this Agreement shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, under all circumstances whatsoever, including without limitation the following circumstances:

                      (i) any lack of validity or enforceability of any of the Transaction Documents (other than this Agreement) or any other agreement or instrument contemplated thereby or related thereto;

                      (ii) any amendment or waiver of or any consent to departure from all or any of the documents contemplated hereby;

                      (iii) the existence of any claim, setoff, defense or other rights which the Corporation may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for whom such beneficiary may be acting), the Lenders or any other Person, whether in connection with the Transaction or any unrelated transaction;

                      (iv) any breach of contract or other dispute between the Corporation and any beneficiary of the Letters of Credit (or any persons or entities for whom any such beneficiary may be acting), Lenders, Issuing Bank, Bank or any other Person;

                      (v) any statement or any other document presented under the Transaction Documents proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

                      (vi) payment by the Issuing Bank under the Letters of Credit against presentation of a sight draft or certificate which does not comply with the terms of the Letter of Credit, provided that such payment shall not have constituted an act of willful misconduct by Lenders as determined by a court of competent jurisdiction; or

                      (vii) any delay, extension of time, renewal, compromise or other indulgence or modification granted or agreed to by Lenders, with or without notice to or approval by the Corporation, as the case may be, in respect of any of the Corporation's indebtedness to Lenders under this Agreement.

                  (b) Lenders shall not be deemed to have waived or released any of its rights or remedies (whether specified in or arising under this Agreement or otherwise available to it by law or agreement) unless it signs a written waiver or release. Delay or failure to act on the Lenders' part shall not constitute a waiver of or otherwise preclude enforcement of any of its rights and remedies. All of Lenders' rights and remedies shall be cumulative and may be exercised singularly or concurrently. Lenders need not resort to any particular right or remedy before exercising or enforcing any other, and Lenders' resort to any right or remedy shall not preclude the exercise or enforcement of each other right and remedy.

                  (c) Commencing with the calendar quarter ended June 30, 2001 and each calendar quarter thereafter, the Corporation shall deposit $250,000 into a restricted cash account at MNB. Upon each deposit into the restricted cash account, the Corporation shall cause MNB to decrease the Maximum Credit in an amount equal to such deposited amount. In the event that MNB will not decrease the maximum credit by the deposit amount, the Corporation shall, in lieu of depositing into a restricted cash account at MNB, deposit an equal amount into an escrow account in favor of J.F. Shea Co., Inc. and The Hambrecht 1980 Revocable Trust. The parties agree that any deposit under this paragraph shall also reduce the Lenders' Gross Exposure under section 2(b) of the warrants issued to the Lenders in connection with this Agreement.

                                    ARTICLE 5

                         REPRESENTATIONS AND WARRANTIES

         SECTION 5.1 REPRESENTATIONS AND WARRANTIES OF THE CORPORATION. The Corporation represents and warrants as follows:

                  (a) ORGANIZATION AND POWERS. The Corporation is a corporation duly organized and validly existing under the laws of the State of Delaware and is authorized to transact business and exercise its power under the applicable laws of any state in which the conduct of its business or its ownership of property requires that it be so qualified except where failure to do so would not have a material adverse effect on the ability of the Corporation to conduct its business as currently conducted or as proposed or contemplated to be conducted. The Corporation has all power and authority necessary to execute, deliver and perform the Transaction Documents.

                  (b) AUTHORIZATION AND ABSENCE OF CONFLICTS. The execution, delivery and performance of the Transaction Documents (i) have been duly authorized by all necessary action on the part of the Corporation, (ii) do not and will not conflict with, or result in a violation of, any provision of law, or any order, writ, rule or regulation of any court or governmental agency or instrumentality binding upon or applicable to the Corporation and (iii) do not and will not conflict with, result in a violation of, or constitute a default under, any resolution, material agreement or instrument to which the Corporation is a party or by which the Corporation or any of its property is bound.

                  (c) BINDING OBLIGATION. Each of the Transaction Documents will be a valid and binding obligation of the Corporation enforceable in accordance with its terms.

                  (d) GOVERNMENTAL CONSENT OR APPROVAL. No consent, approval, permit, authorization or order of, or registration or filing with, any court or governmental agency, authority or other instrumentality not already obtained, given or made is required on the part of the Corporation for the execution, delivery and performance by the Corporation of any of the Transaction Documents.

                  (e) ABSENCE  OF  LITIGATION.   There  is  no  action,   suit,
proceeding, inquiry or investigation, at law or in equity, before or by any court, arbitrator, governmental or other board, body or official, pending or, to the best knowledge of the Corporation, threatened against or affecting the Corporation, questioning the validity of any proceeding taken or to be taken by the Corporation in connection with the execution, delivery and performance by the Corporation of the Transaction Documents or seeking to prohibit, restrain or enjoin the execution, delivery or performance by the Corporation of any of the foregoing, nor, to the best knowledge of the Corporation, is there any basis therefor, wherein an unfavorable decision, ruling or finding would (i) adversely affect the validity or enforceability of, or the authority or ability of the Corporation to perform its obligations under the Transaction Documents or (ii) have a material adverse effect on the ability of the Corporation to conduct its business as currently conducted or as proposed or contemplated to be conducted.

                  (f) INCORPORATION OF REPRESENTATIONS. The Corporation hereby makes to the Lenders the same representations and warranties as are made by the Corporation and set forth in any other Transaction Documents, which representations and warranties, as well as the defined terms contained therein (or in such defined terms), are hereby incorporated by reference with the same effect as if each and every such representation and warranty and defined term were set forth herein in its entirety. No amendment to such representations and warranties or defined terms made pursuant thereto shall be effective to amend such representations and warranties and defined terms as incorporated by reference herein without the consent of Lenders.

                  (g) COMPLIANCE WITH LAWS. The Corporation is in material com-pliance with all provisions of applicable law.

                                    ARTICLE 6

                          COVENANTS OF THE CORPORATION

         SECTION 6.1 AFFIRMATIVE COVENANTS. So long as the Termination Date has not occurred or so long as any amount is due and owing to Lenders hereunder, the Corporation will, unless Lenders otherwise shall consent in writing:

                  (a) DELIVERY OF INFORMATION,  REPORTS AND OPINIONS. Furnish to
Lenders the following: (i) as soon as possible and in any event within two (2) Business Days after the occurrence of (A) each Event of Default or any event or condition that, with the passage of time or the giving of notice or both, would constitute an Event of Default, under this Agreement, and (B) each "event of default" (however defined or designated) or any event or condition that, with the passage of time or the giving of notice or both, would constitute an "event of default" under any Transaction Document, a statement of an officer of the Corporation setting forth details thereof and the action which the Corporation proposes to take with respect thereto; (ii) audited financial statements, if any, of the Corporation within ten (10) days after the Corporation's receipt of the same from the respective accountants; and
(iii) as promptly as practicable, written notice to the Lenders of all proceedings before any court or governmental authority which, if adversely determined, might materially and adversely affect (i) the ability of the Corporation to pay when due the principal of or any interest on the Reimbursement Loan Note or (ii) the priority or enforceability of Lenders' security interest in the collateral.

                  (b) PAYMENT OF INDEBTEDNESS. Duly and punctually pay or cause to be paid all principal and interest on the indebtedness of the Corporation legally due and owing to third parties, comply with and perform all conditions, terms and obligations of the notes or bonds evidencing such indebtedness and the security agreements, deeds of trust and mortgages securing such indebtedness, and upon being notified of or learning of a default or having made a determination not to pay an indebtedness when due, promptly inform Lenders of any such default, or anticipated default, under any such note, bond, security agreement, deed of trust or mortgage, and forward to the Lenders a copy of any notice of default or notice of an event that might result in default under any such note, bond, security agreement, deed of trust or mortgage. The Corporation has notified Lenders that it is currently negotiating lease deferrals with lessors of aircraft to whom the payment of rent and/or maintenance reserves is in arrears; the Corporation may continue to pursue such lease deferral program;

                  (c) ACCESS TO RECORDS AND AUDIT. Upon reasonable notice to Corporation (unless an Event of Default has occurred and is continuing, in which case no notice is necessary) (i) Corporation shall permit Lenders to at all times have full and free access during normal business hours to all the books and records and correspondence of Corporation, and Lenders or any agents or representatives of Lenders may examine the same, take extracts therefrom and make photocopies thereof, and Corporation agrees to render to Lenders, at Corporation's cost and expense, such clerical and other assistance as may be reasonably requested with regard thereto and (ii) Corporation shall permit
Lender to discuss the Corporation's financial affairs with the Corporation's officers, employees or accountants; and permit Lenders to have all rights of the Corporation to audit, copy or make extracts of the records of MNB as are specified under the MNB Merchant Agreement and applicable to the Corporation's account.

                  (d) RELATED COVENANTS. Fully and faithfully perform each of the covenants and agreements required of it pursuant to the provisions of the Transaction Documents;

                  (e) FURTHER ACTION. At any and all times, insofar as it may be authorized to do so by law, pass, make, do, execute, acknowledge and deliver all and every such further resolutions, acts, deeds, conveyances, assignments, recordings, filings, transfers and assurances as may be necessary or reasonably desirable for the better assuring, conveying, granting, assigning and confirming the amounts due hereunder and under the Reimbursement Loan Note, or intended so to be, or which the Corporation may hereafter become bound to pledge or assign thereto;

                  (f) COMPLIANCE WITH LAWS. Comply in all material respects with all applicable (A) laws (including, rules, regulations, writs, decrees and orders of all Federal, state, local or foreign courts or governmental agencies, authorities, instrumentalities or regulatory bodies and (B) rules, regulations and requirements necessary to maintain its operating and business licenses, authorizations and permits;

                  (g) INCORPORATION OF COVENANTS. The Corporation hereby makes to Lenders the same covenants as are made by the Corporation and set forth in any other Transaction Document, which covenants, as well as the defined terms contained therein (or in such defined terms), are hereby incorporated by reference with the same effect as if each and every such covenant and defined term were set forth herein in its entirety. No amendment to such covenants or defined terms made pursuant thereto shall be effective to amend such covenants and defined terms as incorporated by reference herein without the consent of the Lenders.

         SECTION 6.2 NEGATIVE COVENANTS. So long as the Termination Date has not occurred or any amount remains due and owing to Lenders hereunder, unless the Lenders otherwise shall consent in writing, the Corporation agrees not to issue any indebtedness which would be secured (whether on a senior, parity or junior lien basis) by any pledge of or security interest in the Collateral.

                                    ARTICLE 7

                                EVENTS OF DEFAULT

         SECTION 7.1 EVENTS OF DEFAULT. The occurrence of any of the following events shall be an "Event of Default" hereunder unless waived by Lenders pursuant to SECTION 9.1 hereof:

                  (a) the Corporation shall fail to pay when due any amount specified under the terms of this Agreement, or the Transaction Documents including, without limitation, amounts due under any of the Reimbursement Loan Notes;

                  (b) any representation or warranty made by the Corporation pursuant to SECTION 5.1 hereof or under the Security Agreement or any other Transaction Document shall prove to have been incorrect in any material respect when made;

                  (c) the Corporation shall fail to perform or observe any other term, covenant or agreement contained in this Agreement (other than those specifically referenced in SECTION 7.1(A) and (B) above) or any other Transaction Document and such failure shall remain unremedied for thirty (30) days after written notice thereof shall have been given to the Corporation, by Lenders;

                  (d) an "event of default" (however defined or designated) under any Transaction Document shall have occurred and be continuing;

                  (e) any material provision of this Agreement or the other Transaction Documents shall at any time for any reason cease to be valid and binding on the Corporation, or shall be declared to be null and void, or the validity or enforceability thereof shall be contested by the Corporation or any governmental agency or authority, and the happening of the events heretofore set forth in this SUBSECTION (F) shall materially and adversely affect Lenders' rights under this Agreement or under any other Transaction Document, including its security interest in the collateral or the Corporation shall deny that it has any or further liability or obligation under this Agreement or any other Transaction Document;

                  (f) Lenders shall fail to have a valid and enforceable perfected first priority security interest under the Security Agreement, subject only to the Permitted Liens;

                  (g) The occurrence of (or with the giving of notice, lapse of time, determination of materiality or the fulfillment of any other applicable condition or any combination of the foregoing, might constitute) a default by Borrower under, or the termination of, the MNB Merchant Agreement; or

                  (h) an Act of Bankruptcy.

                                    ARTICLE 8

                               RIGHTS AND REMEDIES

         SECTION 8.1       RIGHTS AND REMEDIES.

                  (a) DEFAULTS UNDER THIS AGREEMENT. Upon the occurrence of an Event of Default hereunder, or at any time thereafter while such default continues, Lenders, in their sole discretion, may do any one or more of the following:

                      (i) send notice of such Event of Default to the Corpo-ration;

                      (ii) declare the Reimbursement Loan Note, if outstand-ing, and any and all amounts due and owing under this Agreement or under the other Transaction Documents (including all Secured Obligations), as well as the Maximum Credit at that time to be immediately due and payable;

                      (iii)   terminate the Letter of Credit; and

                      (iv) exercise any rights and remedies available to it by law or under this Agreement, the Security Agreement, any other Transaction Document or any other agreement, document or instrument contemplated hereby.

                  (b) DEFAULTS UNDER THE MERCHANT AGREEMENTS. Lenders may cure an event of default under the MNB Merchant Agreement; PROVIDED, HOWEVER, that nothing contained herein shall obligate Lenders to cure any such event of default.

                                    ARTICLE 9

                                  MISCELLANEOUS

         SECTION 9.1 MODIFICATION OF AGREEMENT. No modification or waiver of any provision of this Agreement, and no consent to any departure by the Corporation therefrom, shall be effective unless the same shall be in writing and signed by Lenders and the Corporation and no modification or waiver of any provision of the Letters of Credit, and no consent to any departure by the Corporation or MNB therefrom, shall in any event be effective unless the same shall be in writing and signed by Lenders. Any such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Corporation in any case shall entitle the Corporation to or any other or further notice or demand in the same, similar or other circumstances.

         SECTION 9.2 WAIVER OF RIGHTS BY LENDERS; REMEDIES. No course of dealing or failure or delay on the part of Lenders in exercising any right, power or privilege hereunder or under the Letters of Credit shall operate as a waiver hereof or thereof, nor shall a single or partial exercise thereof preclude any other or further exercise or the exercise of any other right, power or privilege. The rights of Lenders under this Agreement are cumulative and not exclusive of any rights or remedies which Lenders would otherwise have.

         SECTION 9.3 NOTICES. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) upon receipt at the address specified below after having been sent by certified or registered mail, return receipt requested, postage prepaid; or (iii) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address set forth below:

         If to the Corporation:

                           Vanguard Airlines, Inc.
                           533 Mexico City Avenue
                           Kansas City, MO  64153
                           Attention: Robert M. Rowen, Vice President
                                         and General Counsel
                           Facsimile:  816-243-2165

         If to Lenders:

                           W. R. Hambrecht & Company
                           Attn:  William R. Hambrecht
                           539 Bryant Street, Suite 100
                           San Francisco, CA 94107
                           Facsimile:  415-551-8686

                           J. F. Shea Co., Inc.
                           Attn:  Edmund Shea, Jr.
                           655 Brea Canyon Road
                           Walnut, CA  91789-3010
                           Facsimile:  909-869-0840

or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

         SECTION 9.4 INDEMNIFICATION. In addition to other amounts payable by the Corporation under this Agreement, the Corporation hereby agrees to the fullest extent permitted by applicable law, to protect, defend, indemnify and hold harmless each Lender and, its affiliates and assignees, the Issuing Banks, and their respective directors, officers, employees, agents, counsel, successors and assigns from and against any and all claims, demands, judgments, damages, actions, injuries, losses, liabilities, penalties, costs, charges and expenses whatsoever which such Person may incur (or which may be claimed against such Person whatsoever), including, without limitation, the fees and expenses of counsel for such Person by reason of or in connection with: (a) the issuance of the Letters of Credit; or (b) the Transaction Documents or any act or omission by them with respect thereto, including all reasonable fees or expenses resulting from the settlement or defense of any claims or liabilities arising as a result of any such breach or default; PROVIDED, HOWEVER, that the Corporation shall not be required to indemnify any such Person for any claims, demands, damages, losses, liabilities, costs, charges and expenses to the extent, but only to the extent, that a court of competent jurisdiction determines that resulted from the gross negligence or willful misconduct of such Persons. The indemnification obligations in this SECTION 9.4 shall survive the expiration of this Agreement or the Letters of Credit.

         SECTION 9.5 LIABILITY OF LENDERS. The Corporation assumes all risks of the acts or omissions of MNB and any transferee of the Letters of Credit with respect to its use of the Letters of Credit or the proceeds thereof; PROVIDED, HOWEVER, this assumption is not intended to, and shall not, preclude the Corporation from pursuing such rights and remedies as it may have against MNB at law or under the MNB Merchant Agreement or any other agreement. Neither the Lenders nor any Person participating in the Letters of Credit or the Reimbursement Loan Note shall be liable or responsible for: (a) the use which may be made of the Letters of Credit or the proceeds thereof or for any acts or omissions of MNB and any transferee of the Letters of Credit in connection therewith; (b) the validity, sufficiency or genuineness of documents presented under the Letters of Credit, or of any endorsement(s) thereon, even if such documents should in fact prove to be in any or all respects invalid, insufficient, fraudulent or forged; PROVIDED, HOWEVER, (a) and (b) to the contrary notwithstanding, the Corporation shall have a claim against the Lenders, and the Lenders shall be liable to the Corporation, to the extent, but only to the extent, of any direct, as opposed to consequential, damages suffered by the Corporation which the Corporation proves, as determined by a court of competent jurisdiction, were caused by (i) Lenders' gross negligence or (ii) Lenders' willful act that prevents payment under the Letters of Credit after the presentation to Issuing Bank by MNB (or a successor under the MNB Merchant Agreement to whom the Letters of Credit has been transferred in accordance with its terms) of a sight draft and all required certificates strictly complying with the terms and conditions of the Letters of Credit. In furtherance and not in limitation of the foregoing, the Lenders may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary; PROVIDED, HOWEVER, that if Lenders shall receive timely written notification from each of MNB or the Corporation and that sufficiently identifies (in the reasonable opinion of Lenders) documents that thereafter may be presented to Issuing Bank or Lenders which are not to be honored, Lenders agrees to use its reasonable efforts at the expense of the Corporation to avoid honoring such documents thereafter. Lenders assumes no responsibility for any failure or delay in the transmission to MNB of funds drawn under the Letters of Credit through the federal funds wire system.

         SECTION 9.6 PARTICIPATIONS. Lenders may participate to other Persons and institutions of the Lenders' choosing all or any portion of its obligations under the Letter of Credit and the obligations of the Corporation under the Reimbursement Loan Note. No such participation shall relieve the Lenders of its obligations hereunder nor shall it cause an increase in Corporation's obligations under this Agreement, including under SECTION 2.3(B) above.

         SECTION 9.7 SATISFACTION REQUIREMENT. If any agreement, certificate or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to the Lenders, the determination of such satisfaction shall be made by Lenders in its sole and exclusive judgment exercised in good faith.

         SECTION 9.8 GOVERNING LAW. In all respects, including all matters of construction, validity and performance, this Agreement, the Reimbursement Loan Note and the other Transaction Documents, and any obligations arising hereunder or thereunder, shall be governed by, and construed and enforced in accordance with, the laws of the State of California applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflict of laws.

         SECTION 9.9 WAIVER OF JURY TRIAL. THE CORPORATION HEREBY WAIVES TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT, THE REIMBURSEMENT LOAN NOTE, THE OTHER TRANSACTION DOCUMENTS OR ANY INSTRUMENT OR DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT, THE REIMBURSEMENT LOAN NOTE OR THE OTHER TRANSACTION DOCUMENTS, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF, OR ANY OTHER CLAIM OR DISPUTE HOWSOEVER ARISING, BETWEEN THE CORPORATION, ON THE ONE HAND, AND LENDERS, ON THE OTHER HAND.

         SECTION 9.10 JURISDICTION: SERVICE OF PROCESS. The Corporation hereby irrevocably consents to the jurisdiction of the Courts of the State of California, County of San Francisco and of any Federal Court located in the county of San Francisco California, and agree that venue in each of such Courts is proper in connection with any action or proceeding arising out of or relating to this Agreement, the other Transaction Documents, or any document or instrument delivered pursuant to this Agreement or the other Transaction Documents. Corporation waives any right it may have to assert the doctrine of forum non-conveniens or to object to such venue, and consents to any court ordered relief. Corporation waives personal service of process and agrees that a summons and complaint commencing an action or proceeding in any such Court shall be promptly served and shall confer personal jurisdiction if served by registered or certified mail to Corporation. If Corporation fails to appear or answer any summons, complaint, process or papers so served within thirty (30) days after the mailing or other service thereof, it shall be deemed in default and an order of judgment may be entered against it as demanded or prayed for in such summons, complaint, process or papers. The choice of forum set forth herein shall not be deemed to preclude the enforcement of the same forum, or the taking of any action under the Transaction Documents to enforce the same, in any appropriate jurisdiction. Nothing herein shall affect the right of Lenders to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Corporation in any other jurisdiction.

         SECTION 9.11 SURVIVAL OF AGREEMENT. All covenants, agreements, representations and warranties made in this Agreement shall survive the issuance of the Letters of Credit by Issuing Bank and shall continue in full force and effect so long as the Letters of Credit shall be unexpired or any sums drawn or due hereunder or under the Reimbursement Loan Note shall be outstanding and unpaid, regardless of any investigation made by any Person and so long as any amount payable hereunder remains unpaid. Whenever in this Agreement Lenders is referred to, such reference shall be deemed to include the successors and assigns of Lenders, and all covenants, promises and agreements by or on behalf of the Corporation which are contained in this Agreement shall inure to the benefit of the successors and assigns of Lenders and such other Persons as are indemnified herein, subject to such limitations as are set forth in SECTION 9.6 above regarding participations. The rights and duties of the Corporation, however, may not be assigned or transferred, except as specifically provided in this Agreement or with the prior written consent of the Lenders, and all obligations of the Corporation shall continue in full force and effect notwithstanding any assignment by the Corporation of any of their respective rights or obligations under any of the Transaction Documents or the Reimbursement Loan Note or any entering into, or consent by the Corporation supplement or amendment to any of the Transaction Documents.

         SECTION 9.12 SEVERABILITY. Any provision of this Security Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         SECTION 9.13 HEADINGS. The various headings in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this agreement or any provisions hereof.

         SECTION 9.14 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so delivered shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. Each such agreement shall become effective upon the execution of a counterpart hereof or thereof by each of the parties hereto and telephonic notification thereof has been received by Corporation and Lenders.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its duly authorized officer on the date first set forth above.


CORPORATION:                           VANGUARD AIRLINES, INC.


                                       By:
                                          --------------------------------------

                                       Printed Name:
                                                    ----------------------------

                                       Title:
                                             -----------------------------------


ATTEST:



--------------------------------------------
Name: Robert M. Rowen

Title: Vice President and
         General Counsel


                                     THE HAMBRECHT 1980 REVOCABLE  TRUST,
                                     WILLIAM R. HAMBRECHT AS TRUSTEE


                                       By:
                                          --------------------------------------

                                       Printed Name:
                                                    ----------------------------

                                       Title:
                                             -----------------------------------


                                       J. F. SHEA CO., INC.


                                       By:
                                          --------------------------------------

                                       Printed Name:
                                                    ----------------------------

                                       Title:
                                             -----------------------------------

                                    EXHIBIT A

                             REIMBURSEMENT LOAN NOTE


$2,000,000                                             San Francisco, California
                                                       February 13, 2001


             FOR VALUE RECEIVED, VANGUARD AIRLINES, INC., a Delaware corporation (the "Corporation") hereby unconditionally promises to pay to the order of J. F. SHEA CO., INC., a Nevada Corporation ("SHEA"), or its assigns, in lawful money of the United States of America and in immediately available funds, the sum of Two Million Dollars ($2,000,000) or so much thereof as from time to time may be advanced hereunder pursuant to SECTION 2.8 of that certain Reimbursement Agreement, dated as of February 13, 2001 between the Corporation and Shea, as amended from time to time (the "Agreement"), in connection with drawings under the certain Letter of Credit No. NZS384405 dated February 13, 2001, issued by Wells Fargo Bank, N.A. in favor of Michigan National Bank (including any amendment thereof or substitute therefor or replacement (the "Letter of Credit") in accordance with the terms and conditions set forth in the Agreement. Borrower shall also pay interest (calculated on the basis of a 365 or 366 day year and actual number of days elapsed) on such sum or the portion thereof from time to time outstanding hereunder, monthly, at the rates and in accordance with the terms and conditions set forth in the Agreement.

             This Reimbursement Loan Note is issued under and is subject to the terms and conditions of the Agreement. All definitions, terms, conditions, rights and provisions set forth in the Agreement, are hereby incorporated herein in their entirety.

             Annexed hereto and made a part hereof is a schedule (the "Loan and Repayment Schedule") on which shall be shown all advances by Shea pursuant to the Agreement (each such advance, a "Reimbursement Loan") and all repayments of principal made to Shea hereunder. The Corporation hereby appoints Shea as its agent to endorse the date and the amount of each such Reimbursement Loan or principal repayment made hereunder. Such endorsement shall constitute prima facie evidence of the accuracy of the information endorsed; provided, however, that failure to make any such endorsement (or any errors in notation) shall not affect in any manner the obligations of Corporation with respect to the amounts payment hereunder.

             This Reimbursement Loan Note is subject to acceleration upon the occurrence of certain events as provided in the Agreement. The Corporation shall have the right to prepay this Reimbursement Loan Note in whole or in part, without penalty or premium, at any time.

             All payments or prepayments of principal of and interest on this Reimbursement Loan Note shall be payable to the Account of Shea as specified in
SECTION 2.6 of the Agreement.

             All payments and prepayments hereon shall be applied FIRST, to costs and expenses and other amounts due and owing to Shea under the Agreement; SECOND, to accrued interest then payable;

and THIRD to principal of the Reimbursement Loans in chronological order of funding of the Reimbursement Loans and within each Reimbursement Loan in inverse chronological order of principal amortization.

             The full amount of this Reimbursement Loan Note is secured by the Collateral identified and described as security therefor in that certain Security Agreement executed and delivered by Corporation as of February 13, 2001. Corporation shall not, directly or indirectly, suffer or permit to be created or to remain, and shall promptly discharge, any lien on or in the Collateral, or in any portion thereof, except as permitted pursuant to the Security Agreement. In addition, Corporation shall not suffer any other matter whereby an interest of Shea under the Security Agreement in the Collateral or in any lien pursuant to the Security Agreement or any part of the foregoing might by impaired, except as permitted pursuant to the Security Agreement.

             The Corporation hereby waives presentment, demand, protest, notice of protest or other notice of dishonor of any kind or of non-payment of this Reimbursement Loan Note, and promises to pay all reasonable costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

             The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

             No extension of the time for the payment of this Reimbursement Loan Note or any installment hereof made by agreement with any Person now or hereafter liable for the payment of this Reimbursement Loan Note shall operate to release or discharge the original liability under this Reimbursement Loan Note, either in whole or in part, of the Corporation.

             This Reimbursement Loan Note is to be construed according to the laws of the State of California, without regard to principles of conflict of laws.

             The provisions of this Note shall inure to the benefit of and be binding on any successor to Shea and shall extend to any holder hereof.

CORPORATION:                        VANGUARD AIRLINES, INC.

                                            By:
                                               ---------------------------------

                                            Printed Name:
                                                         -----------------------

                                            Title:
                                                  ------------------------------

                                    EXHIBIT B

                             REIMBURSEMENT LOAN NOTE


$2,000,000                                             San Francisco, California
                                                       February 13, 2001


             FOR VALUE RECEIVED, VANGUARD AIRLINES, INC., a Delaware corporation (the "Corporation") hereby unconditionally promises to pay to the order of THE HAMBRECHT 1980 REVOCABLE TRUST (the "HAMBRECHT TRUST"), or their assigns, in lawful money of the United States of America and in immediately available funds, the sum of Two Million Dollars ($2,000,000) or so much thereof as from time to time may be advanced hereunder pursuant to SECTION 2.8 of that certain Reimbursement Agreement, dated as of February 13, 2001 by and among the Corporation and Hambrecht Trust, as amended from time to time (the "Agreement"), in connection with drawings under the certain Standby Letter of Credit No. 306s231635 dated February 13, 2001, issued by the Union Bank of California, N.A. in favor of Michigan National Bank (including any amendment thereof or substitute therefor or replacement (the "Letter of Credit") in accordance with the terms and conditions set forth in the Agreement. Borrower shall also pay interest (calculated on the basis of a 365 or 366 day year and actual number of days elapsed) on such sum or the portion thereof from time to time outstanding hereunder, monthly, at the rates and in accordance with the terms and conditions set forth in the Agreement.

             This Reimbursement Loan Note is issued under and is subject to the terms and conditions of the Agreement. All definitions, terms, conditions, rights and provisions set forth in the Agreement, are hereby incorporated herein in their entirety.

             Annexed  hereto and made a part hereof is a schedule (the "Loan and
Repayment Schedule") on which shall be shown all advances by Hambrecht Trust pursuant to the Agreement (each such advance, a "Reimbursement Loan") and all repayments of principal made to Hambrecht Trust hereunder. The Corporation hereby appoints Hambrecht Trust as its agent to endorse the date and the amount of each such Reimbursement Loan or principal repayment made hereunder. Such endorsement shall constitute prima facie evidence of the accuracy of the information endorsed; provided, however, that failure to make any such endorsement (or any errors in notation) shall not affect in any manner the obligations of Corporation with respect to the amounts payment hereunder.

             This Reimbursement Loan Note is subject to acceleration upon the occurrence of certain events as provided in the Agreement. The Corporation shall have the right to prepay this Reimbursement Loan Note in whole or in part, without penalty or premium, at any time.

             All payments or prepayments of principal of and interest on this Reimbursement Loan Note shall be payable to the Account of Hambrecht Trust as specified in SECTION 2.6 of the Agreement.

             All payments and prepayments hereon shall be applied FIRST, to costs and expenses and other amounts due and owing to Hambrecht Trust under the Agreement; SECOND, to accrued interest then payable; and THIRD to principal of the Reimbursement Loans in chronological order of funding of the Reimbursement Loans and within each Reimbursement Loan in inverse chronological order of principal amortization.

             The full amount of this Reimbursement Loan Note is secured by the Collateral identified and described as security therefor in that certain Security Agreement executed and delivered by Corporation as of February 13, 2001. Corporation shall not, directly or indirectly, suffer or permit to be created or to remain, and shall promptly discharge, any lien on or in the Collateral, or in any portion thereof, except as permitted pursuant to the Security Agreement. In addition, Corporation shall not suffer any other matter whereby an interest of Hambrecht Trust under the Security Agreement in the collateral or in any lien pursuant to the Security Agreement or any part of the foregoing might by impaired, except as permitted pursuant to such Security Agreement.

             The Corporation hereby waives presentment, demand, protest, notice of protest or other notice of dishonor of any kind or of non-payment of this Reimbursement Loan Note, and promises to pay all reasonable costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

             The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

             No extension of the time for the payment of this Reimbursement Loan Note or any installment hereof made by agreement with any Person now or hereafter liable for the payment of this Reimbursement Loan Note shall operate to release or discharge the original liability under this Reimbursement Loan Note, either in whole or in part, of the Corporation.

             This Reimbursement Loan Note is to be construed according to the laws of the State of California, without regard to principles of conflict of laws.

             The provisions of this Note shall inure to the benefit of and be binding on any successor to Hambrecht Trust and shall extend to any holder hereof.

CORPORATION:                         VANGUARD AIRLINES, INC.

                                               By:
                                                  ------------------------------

                                     Printed Name:
                                                  ------------------------------

                                            Title:
                                                  ------------------------------

                                    EXHIBIT C

                                LETTER OF CREDIT


International Trade Services
525 Market Street, 25th Floor
San Francisco, CA  94105

                             WELLS FARGO BANK, N.A.
                  TRADE SERVICES DIVISION, NORTHERN CALIFORNIA
                         525 MARKET STREET, 25TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94105

                          IRREVOCABLE LETTER OF CREDIT


MICHIGAN NATIONAL BANK                            Letter of Credit No. N25384405
6105 West St. Joseph, Suite 104
Lansing, MI  48917                                Date:  February 13, 2001

Attention:  Marilyn Parviainen


Ladies and Gentlement:

     At the request and for the account of J. F. Shea Co., Inc., 655 Brea Canyon Road, Walnut, CA 91789, we hereby establish our Irrevocable Letter of Credit in your favor in the amount of Two Million and 00/100 United States Dollars
(US$2,000,000.00). This letter of credit is available with us at our above office by payment of the your draft(s) drawn on us at sight.

     Partial drawings are permitted. (More than one draft may be drawn and pre-sented under the letter of credit).

     Each draft must be marked "Drawn under Wells Fargo Bank, N.A. Letter of Credit No. N25384405."

     This letter of credit expires at our above office on February 13, 2002 but shall be automatically extended to February 13, 2003 unless on or before January 13, 2002 we have sent written notice to you at your address above by registered mail or overnight courier that we elect not to renew this letter of credit beyond February 13, 2002.

     If any instructions accompanying a drawing under this letter of Credit request that payment is to be made by transfer to an account with us or at another bank, we and/or such other bank may rely on an account number specified in such instructions even if the number identifies a person or entity different from the intended payee.

     This Letter of Credit is subject to the Uniform Customs and Practice for
Documentary   Credits  (1993  revision),   International   Chamber  of  Commerce
Publication No. 500, and engages us in accordance therewith.


                             Very truly yours,

                             WELLS FARGO BANK, N.A.



                              By: /s/ T. O'Connell
                              --------------------------------------------------
                                     (Authorized Signature)

                                     T. O'Connell

                                    EXHIBIT D

                                LETTER OF CREDIT

       THE HAMBRECHT 1980 REVOCABLE TRUST, WILLIAM R. HAMBRECHT AS TRUSTEE



[Union
Bank of             APPLICATION FOR AMENDMENT TO IRREVOCABLE
California                  STANDBY LETTER OF CREDIT
Logo Appears                                                    Letter of Credit
Here]                                                         Number: 306S231635



PLEASE CHECK AND COMPLETE APPLICABLE BOXES BELOW.
________________________________________________________________________________
We ("Applicant") request you, Union Bank of California, N.A. ("Bank") to amend the captioned standby letter of credit ("Credit) as described herein below and advise to the beneficiary by:

                         [ ] Telex/SWIFT or [ ] Courier
________________________________________________________________________________
Beneficiary Name
                             Michigan National Bank
________________________________________________________________________________

[ ] Credit amount:  [ ] Increase or [ ] decreased by____________________________

Total Amount Now:___________________________[                                  ]
                                            (in figures including currency type)

[ ] Cancel this Credit

[ ] Expiry Date of Credit now extended to:_____________________(Month/Day/Year)

[X] Final Expiry Date of Credit now extended to:  February 13, 2003 (Month/Day/Year)
                                                  -----------------

[ ] Change of Address of [ ] Beneficiary or [ ] Applicant now to:_______________

________________________________________________________________________________

================================================================================
[ ] Other Amendment(s) to terms and conditions:











================================================================================
                                IMPORTANT NOTICE

(A) Applicant understands that this amendment is subject to acceptance by the beneficiary and Bank. All other terms and conditions of Credit shall remain unchanged, and all of Applicant's obligations and liabilities to Bank with respect to Credit shall apply to Credit as so amended.

(B) Applicant understands that the final form of the amendment to Credit may be subject to such revision and changes as are deemed necessary or appropriate by Bank and Applicant hereby consents to such revisions and changes.
________________________________________________________________________________
Name of Applicant
                              William R. Hambrecht
________________________________________________________________________________
Authorized Signature       Date        Additional Authorized Signature      Date

x /s/ WILLIAM R. HAMBRECHT 2/15/01     x
________________________________________________________________________________
Telephone Number                       Account Number

(415) 551-3260                         0012913414
________________________________________________________________________________

================================================================================
                                 BANK USE ONLY
================================================================================
Amendment Commission

(Increase/Extension): _____%P.A. (Min. $_____) + $_____        Narrative: $_____
________________________________________________________________________________
Account Officer Approval                                  Additional Concurrence

x                                                         x
________________________________________________________________________________
Office Phone Number        PO Number        Office Number        Customer Code

________________________________________________________________________________
Signature Verified By Liability Control           For Agreement On File

Initials:_____     Date:_____                     [ ] Yes     [ ] No     [ ] N/A
________________________________________________________________________________
Line Availability (Line at $1,000)
Current
Amount  $_________________________           The L/O: $_________________________

================================================================================
Form 04119-A (Rev. 10/97)

                             Irrevocable Standby Letter of Credit No. 306S231635

SOUTHERN CALIFORNIA
INTERNATIONAL OPERATIONS CENTER
1980 Saturn Street, V01-518
Monterey Park, California 91755-7417
Attention: Standby Letter of Credit Section
Date: January 19, 1998


       BENEFICIARY                                APPLICANT
Michigan National Bank                     William R. Hambracht
27777 Inkster Road                         550 15th Street, Floor 2
Farmington, MI  48333-9065                 San Francisco, CA 94103
                                           For the Account of
                                           Vanguard Airlines, Inc.
                                           30 NW Rome Clr., Mezzanina Level
                                           Kansas City International Airport
                                           Kansas City, MO 64153

Currency                                   USD
Amount                                     2,000,000.00 (Two Million and 00/100
Available by                               U.S. Dollars) Payment at this office.
Final Expiry Date                          January 16, 2000 or any automatically
                                           extended date as herein set forth at
                                           the close of business of this offices
                                           in Monterey Park, California.


Ladies/Gentlemen:

We hereby issue our Irrevocable Standby Letter of Credit ("Letter of Credit") in your favor. This Letter of Credit is available by eight payment with ourselves only against presentation to this office at the above address of the following documentation:

1. Your sight draft drawn on us marked: "Drawn under Union Bank of California, N.A., Irrevocable Standby Letter of Credit No. 306S231635, dated January 19, 1999," purportedly signed by an authorized representative or officer of the Beneficiary.

Partial Drawings are permitted.

This Letter of Credit shall be deemed automatically extended without an amendement for a one year period beginning on the present expiration date hereof January 16, 2000, and upon each anniversary of such date, unless at least one hundred twenty (120) days prior to any such expiration date we have sent you written notice by courier service or overnight mail that we elect not to permit this Letter of Credit to be so extended beyond its then current expiration date.

This Letter of Credit shall finally expire on January 16, 2002, if it has not previously expired in accordance with the preceding sentence.

The date this Letter of Credit expires in accordance with the above provision is the "Final Expiry Date". Upon the occurrence of the Final Expiry Date this Letter of Credit shall fully and finally expire and no presentations made under this Letter of Credit after such date will be honored.

Upon receipt by you of our notice that we elect not to renew, you may draw against presentation to our office at the address above of the following documentation:

                                 - continued -

Our reference no. 306S231635
page 2
________________________________________________________________________________

Your sight draft drawn on us marked: "Drawn under Union Bank of California, N.A., Irrevocable Standby Letter of Credit No. 306S231635, dated January 19, 1999," purportedly signed by an authorized representative or officer of the Beneficiary.

This Letter of Credit sets forth in full the terms of our undertaking, and such terms shall not be modified, amended or amplified by any document. Instruments or agreement referred to in this Letter of Credit, in which this Letter of Credit is referred to or to which this Letter of Credit relates.

SPECIAL INSTRUCTIONS:
The original of this Letter of Credit must be presented together with the above documents in order to endorse the amount of each drawing on the reverse side.

All banking charges under this Letter of Credit other than the Issuing Bank's, except as noted herein, are for the account of the Applicant.

An Interbank transfer fee of $30.00 will be deducted from the proceeds if settlement is to be remitted to an account at another bank.

We hereby agree with you that drafts drawn under and in compliance with the terms of this Letter of Credit will be duly honored upon presentation and delivery to Union Bank of California, N.A., at the address above, Documents are to be sent in one lot by courier service, overnight mail or hand delivery.

This  Letter of Credit is subject  to the  "Uniform  Customs  and  Practice  for
Documentary  Credits  (1983  Revision)",   International   Chamber  of  Commerce
Publication No. 500.

UNION BANK OF CALIFORNIA, N.A.
International Operations Center




/s/____________________________________
   Authorized Signature

                                    EXHIBIT E


             CERTIFICATE RELATING TO ACCURACY OF CERTAIN CORPORATION
                     REPRESENTATIONS CONTAINED IN, AND THE
                   AUTHORIZATION TO EXECUTE, CERTAIN DOCUMENTS


             We, the undersigned, DO HEREBY CERTIFY to J. F. Shea Co., Inc., a Nevada Corporation and The Hambrecht 1980 Revocable Trust (collectively, the "Lenders") that:

                    1. We are the duly qualified and acting President and CEO and Vice President - Finance and CFO, respectively, of Vanguard Airlines, Inc. (the "Corporation").

                    2. The statements contained in SECTIONS 3.2 and 5.1 of the Reimbursement Agreement (the "Agreement"), dated as of February 13, 2001 by and among the Corporation and the Lenders are true and correct as of the date hereof.

                    3. The names and true signatures of the officers of the Corporation authorized to sign the Agreement, and the other documents to be delivered by the Corporation under the Agreement, are as follows:


      NAME                       SIGNATURE                      TITLE
      ----                       ---------                      -----

Jeffrey S. Potter                                        President and CEO
                      ------------------------------
Michael D. Mason                                         Vice President -
                      ------------------------------     Finance and CFO


Robert M. Rowen                                          Vice President,
                      ------------------------------     Secretary and General
                                                         Counsel


                    4. All conditions precedent to the issuance of the Letter of Credit have been satisfied by the Corporation.

                    5. No Event of Default has occurred and is continuing, or no event which would result directly or indirectly from the execution and delivery of the Agreement by the Corporation or the issuance of the Letter of Credit which constitutes an Event of Default or which would constitute such an Event of Default but for the requirement that notice be given or time elapse, or both.

                    6. All capitalized terms not otherwise defined shall have the meaning ascribed thereto in the Agreement.

             IN WITNESS WHEREOF, we have hereunto set our hands and the seal of the Corporation as of February 13, 2001.

                             VANGUARD AIRLINES, INC.



                             By:
                                ------------------------------------------------
                             Name:        Jeff S. Potter
                             Title:       President and CEO



                             By:
                                ------------------------------------------------
                             Name:        Michael D. Mason
                             Title:       Vice President - Finance and CFO

                             REIMBURSEMENT AGREEMENT

                                  BY AND AMONG

                             VANGUARD AIRLINES, INC.

                                       AND

                       THE HAMBRECHT 1980 REVOCABLE TRUST

                                       AND

                              J. F. SHEA CO., INC.

                          DATED AS OF FEBRUARY 13, 2001

                           RELATING TO THE ISSUANCE OF


                                LETTERS OF CREDIT
                           in the aggregate amount of

                                   $4,000,000

                                    EXHIBIT F

                                    WARRANTS

           J. F. SHEA CO., INC. AND THE HAMBRECHT 1980 REVOCABLE TRUST

                                    EXHIBIT G

                               MERCHANT AGREEMENT


                              AMENDED AND RESTATED
                         AMENDMENT TO MERCHANT AGREEMENT


This AMENDED AND RESTATED AMENDMENT TO MERCHANT AGREEMENT (the "Agreement") dated as of May 7, 1997, amends and restates, without satisfaction or novation, that certain Amendment to Merchant Agreement made as of February 6, 1997, by and between Vanguard Airlines, Inc., a Delaware corporation whose address is 30 NW Rome Circle (Terminal B1, Kansas City International Airport, Kansas City, Missouri 84153 (the "Merchant") and Michigan National Bank, a national banking association whose address is c/o Michigan Bankard Services, Lansing Michigan ("MNB").

                                    RECITALS

A. Merchant and MNB are parties to a certain Merchant Agreement made on or about February 6, 1997 (the "Agreement"), as amended by Amendment to Merchant Agreement dated February 6, 1997 (the "Amendment") (the Agreement and the Amendment are collectively referred to herein as the "Agreement") pursuant to which Merchant and MNB agreed to the terms and conditions whereby Merchant could honor Credit and/or Debit Cards and receive payment from MNB upon MNB's acceptance of related Sales Drafts.

B. Merchant and MNB desire to amend and restate the  Amendment  which sets forth
certain   non-standard   provisions   relating  to  the   specific   transaction
contemplated by the parties

NOW, THEREFORE, for good and valuable consideration the parties hereto agree as follows:

         1. Additional Definitions. The defined terms set forth below shall be deemed a part of the Agreement. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings assigned thereto in the Agreement.

         (a) "Business Day" means a day (other than a Saturday or Sunday) on which banks generally are open for the conduct of substantially all of their business activities.

         (b) "Daily Outstanding Balance" means, for any particular day, Mer-chant's unearned revenue relating to tickets sold by Merchant on or before such day in connection with Merchant's honor of Visa and Mastercard Credit Cards and relating to flights occurring on or after such day as shown on Merchant's most-recent Travel Timeframes Report. For example, Exhibit A sets forth a Travel
                                                   ---------
Timeframes Report supplied by Merchant to MNB which shows a Daily Outstanding Balance for the date shown thereon of $4,050,431.21. Merchant agrees that the Daily Outstanding Balance set forth by Merchant within each particular Travel Timeframes Report shall be subject to reconciliation by Bank and that any adjustments made thereto by Bank which Bank deems necessary in Bank's reasonable discretion shall be binding upon Merchant.

         (c) "Gross Exposure" means for any particular day, an amount determined by multiplying Merchant's Daily Outstanding Balance for the immediately-preceding day by one hundred thirty percent (130%). The Gross Exposure, for the day following the date shown on the Travel Timeframes Report attached as Exhibit A $5,265,560.57.
            ---------

         (d) "Guaranty" means that certain guaranty of Merchant's indebtedness to Bank in the amount of $2,000.000.00 made by Hembrecht & Quist California.

         (e) "Letter of Credit" means any letter or letters of credit issued on behalf of Merchant or an affiliate in favor of MNB and shall have the meaning ascribed to such term under Article 5 of the Michigan Uniform Commercial Code, as amended from time to time, as supplemented by the Uniform Customs and Practice for Documentary Credits ICC Publication 600, as amended from time to time.

         (f) "Travel Timeframes Report" means the report of Merchant's unearned revenue relating to tickets sold 1n connection with Merchant's honor of Visa and Mastercard Credit Cards and relating to flights occurring on or after such day which Merchant agrees to generate for each calendar day upon which sales
Transactions are consummated and transmit to MNB via facsimile on the next-succeedinq Business Day.

         2.  Amendment.   Section  5  of  the  Agreement  Is  hereby  amended
by  adding  thereto  an  additional subparagraph (e) as follows:

         (e) Except as may otherwise be set forth herein, Merchant shall cause to be issued in favor of MNB and cause to remain outstanding during the term of the Agreement an irrevocable direct-pay Letter of Credit together with the Guaranty, which such Guaranty shall not exceed $2,000,000.00, in an aggregate amount equal to the Gross Exposure as determined by MNB in its sole discretion, adjustable upon twenty-four (24) hours prior written notice from MNB. The Letter of Credit shall have such Letter of Credit draft instructions and the Guaranty shall be in such form and substance, as are acceptable to MNB in its sole discretion. Merchant shall cause to be paid for each Letter of Credit issued in favor of MNB on behalf of Merchant all issuance fees, payment fees, amendment fees, nonutilization fees, communication and delivery expenses arising in connection therewith. Any Letter of Credit Issued in favor of MNB shall have an expiry date of not less than twelve (12) months after the issue date.

         The sum of the amount remaining to be drawn upon any valid and out-standing Letter of Credit, the amount of the Guaranty (not to exceed $2,000,000.00) and the amount of the Security Deposit which Bank may require shall at all times be no less than the Gross Exposure. Merchant agrees that Bank shall have the absolute right to determine the ratio of Letter of Credit together with the Guaranty in the amount of $2,000,000.00 to the amount of the Security Deposit in determining whether the Bank has been provided coverage in the amount of the Gross Exposure. In the event that MNB reasonably determines that it is likely that the issuer of the Letter of Credit or the maker of the Guaranty will be unable or unwilling to perform under the terms thereof. MNB may require that the Security Deposit equal the amount of the Gross Exposure.

         Upon the occurrence of any default or any other event that gives rise to MNB's right under the Agreement (I) to make demand on Merchant for payment to MNB, (II) is apply amounts represented by the Security Deposit to obligations of Merchant under the Agreement or (III) otherwise to retain and not pay to Merchant amounts paid to MNB by MasterCard International or the Visa System on account of Sales Drafts, then MNB, at its option, may draw on the Letter of Credit or call the Guaranty, in full or in part without waiving any rights as to the remaining amount of either, and also without first taking any of the actions described in clauses (I), (II) and (III) above or elsewhere in the Agreement.

         In addition to MNB's rights as set forth above, MNB, at its option, may draw up to the full amount remaining undrawn on the Letter of Credit and/or call the Guaranty, in full or in part without waiving any rights as to the remaining amount of either, upon the occurrence of any default; provided, however, unless Merchant has failed to provide MNB with Merchant's Travel Timeframes Report or MNB reasonably determines that such report has become materially misleading, MNB shall limit the amount so drawn to an amount equal to the then-current amount of the Gross Exposure, as determined by MNB in its sole discretion. No failure to draw, delay in making a draw or partial draw on the Letter of Credit shall impair MNB's right to draw thereon at a later time in the amount then remaining, nor shall any failure to call, delay in making the call or partial call on the Guaranty impair MNB's right to call such Guaranty at a later time in the amount remaining, and MNB shall have the absolute right to determine the order and the amount by which MNB may realize on either the Letter of Credit, any future letter of credit and the Guaranty.

         Merchant acknowledges that any Security Deposit which may be required represents sums payable to Merchant, subject to the occurrence or non-occurrence of certain events, rather than funds owned by Merchant. Nevertheless, to the extent a court of competent jurisdiction may hold to the contrary, Merchant hereby grants MNB a continuing security interest in the Security Deposit, if any, to secure amounts owed by Merchant to MNB hereunder or under the Agreement. Merchant further acknowledges that upon any full or partial draw by MNB on the Letter of Credit or any full or partial call of the Guaranty, MNB may apply the proceeds of any such draw or call, as the case may be, or both of them in full or in part, in satisfaction of Merchant's obligations to MNB under the Agreement and MNB shall also be entitled to hold the proceeds of both, or either, for payment of MNB's obligations under the Agreement and otherwise apply such proceeds in such manner as MNB deems reasonably appropriate. Merchant agrees that if at such time, if ever, that MNB determines that Merchant has no further obligations to MNB under the Agreement, and MNB is holding funds that otherwise would be payable to Merchant, MNB, subject to the terms of any agreement with the Issuer of the standby letter of credit or the maker of the Guaranty, shall remit such funds as a court of competent jurisdiction might decree.

         Merchant agrees that in addition to the circumstances set forth in subparagraph [a) of Section 5 of the Agreement the occurrence of which, or any of them, would immediately give rise to MNB's right at any time to require Merchant to proyide MNB with a interest bearing Security Daposit. In the event that the total of the amount of the Letter of Credit and the amount of the Guaranty (such Guaranty not to exceed $2,000,000.00). Is ever exceeded by the amount of the Gross Exposure, as calculated by MNB. In its sole discretion on each Business Day, MNB shall also have the right (i) to require the implementation of the Security Deposit. (ii) to (y) transfer an amount from the Settlement Account as a Security Deposit or (2) withhold as a Security Deposit an amount from any prospective credit to the Settlement Account pursuant to Sales Drafts of Merchant properly transmitted to MNB or (111) to require the issuance in favor of MNB of an additonal Letter of Credit. In such event the amount of funds to be provided to MNB by Merchant or withheld from any pending credit to the Settlement Account for the purpose of establishing the Security Deposit or, in the alternatlve, the amount at any such additional Letter of Credit to be obtained by Merchant in favor of MNB, shall be that amount which is equal to the difference between the Gross Exposure as calculated by MNB and the aggregate amount of the Letter of Credit, the amount of the Guaranty (not to exceed $2,000,000.00) and any other then-existing Letter of Credit issued in favor of MNB in connection with the Agreement, without regard to whether the Increase in Gross Exposure is the result of increases in Merchant revenue or any other reason. Merchant acknowledges that (i) MNB's preference in all cases shall be to require Merchant to provide MNB with additional Letters of Credit in the required amount in lieu of a Security Deposit and Merchant Shall have no right whatsoever to offer MNB a Security Deposit in response to any demand made by MNB in accordance with the terms hereof for additional Letters of Credit and that
(ii) MNB may elect to declare a default and exercise its rights hereunder with respect to any existing Letters of Credit even If (y) Merchant is willing and able to provide MNB with a Security Deposit in the required amount or (z) MNB is capable of establishing the Security Deposit by withholding funds from the Settlement Amount.

         3. Representations and Warranties. Merchant hereby represents and warrants to MNB that on and as of the date hereof and after giving effect to this Amendment:

         (a) All or Merchant's representations and warranties contained in the Agreement are true, correct, and complete in all respects as of the data hereof as though made on and as of such date.

         (b) Merchant has the power and legal right and authority to enter into this Amendment and has duly authorized as appropriate the execution and delivery of this Amendment and none of the agreements contained herein contravene or constitue a default under any agreement, Instrument, or Indenture to which the Merchant is a party or a signatory or a provision of Merchant's Certificate of Incorporation, Bylaws, or, to the best of Merchant's knowledge and belief, any other agreement or requirement of law, or result in the imposition of any lien on any of its property under any agreement binding on or applicable to Merchant on any of its property except, If any, to MNB.

         (c) Merchant is duly organized and in good standing under the laws of the State of its organization and is qualified to do business in each state where the nature of its activities or the character of its properties makes such qualification necessary or desirable except whore the failure to so qualify would not have a materiel adverse effect on the assets or operations of an airline.

         (d) Upon the effective date of this Amendment, this Amendment and the Agreement, as modified hereby, will constitute the legal, valid and binding obligations of Merchant enforceable in accordance with their terms.

         4. Other Default. In addition to such other matters as may be set forth in the Agreement, the occurrence of any of the following events shall constitute a default under the Agreement:

         (a) Receipt of notification by MNB from the issuer of any Letter of Credit issued in favor of MNB in connection with the Agreement that such issuer has elected not to renew such letter of credit.

         (b) A substantial number of this scheduled flights of Merchant fail to operate on any particular day for reasons other then weather or regularly-scheduled maintenance.

         (c) Any warranty or representation of Merchant in connection with or contained in the Agreement, or any financial statements now or hereafter furnished to MNB by or on behalf of the Merchant, is false or misleading in any material respect.

         (d) Any non-MNB Indebtedness of Merchant is declared to be due end payable prior to the stated maturity thereof.

         (e) There shall be entered against Merchant any judgment which materially affects Merchant's business, property or financial condition, or if any tax lien, levy, attachment, forfeiture, seizure, garnishment, execution at similar writ or process shall be issued against Merchant's property or which materially affects Merchant's business. Property or financial condition, and which remains unpaid, unstayed on appeal, undischarged, unbonded, or undismissed for a period of thirty (30) days after the date thereof.

         (f) The institution of any criminal proceeding wherein forfeiture of Merchant's property is a potential penalty.

         (g) Merchant shall voluntarily suspend transaction of its business; shall make a general assignment for the benefit of creditors; shall file or have filed against Merchant any reorganization or liquidation under the Bankruptcy Code or under any other State or Federal law for the relief of debtors, or a receiver, trustee or custodian shall be appointed fur Merchant for any portion of Merchant's property, which is not discharged within thirty (30) days after filing.

         5. Acceleration. If any default occurs, the obligations of MNB to accept Sales Drafts shop automatically terminate and Merchant's obligations to MNB under the Agreement shall immediately become due and payable without any election or action on the part of MNB and without presentment, demand, protest or notice of any kind, all of which Merchant hereby expressly waives.

         6. Preservation of Rights; Setoff. No delay or omission of MNB to exercise any right hereunder or under the Agreement shall impair such right or be construed to be a waiver of any default or an acquiescence therein, and the acceptance of Sales Drafts notwithstanding the existence of a default shall nor constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Agreement whatsoever shall be valid unless in writing signed by MNB and than only to the extent in such writing specifically set forth. All remedies contained in this Amendment, the Agreement or by law afforded shall be cumulative and all shall be available to MNB until the Merchant's obligations to MNB have been paid in full. In addition to, and without limitation of, any rights of MNB under applicable law, if Merchant becomes insolvent, however evidenced, or any default occurs and is continuing, any and all deposits (including all account balances, whether provisional or final and whether or nor collected or available) and any other indebtedness at any time held or owing by MNB to or for the credit or account of Merchant may be offset and applied toward the payment of the obligations owing to MNB, whether or not this obligations of Merchant to MNB, or any part thereof, shall then be due.

         7. Financial Information; Cancellation. During the term of the Agreement Merchant agrees to furnish to MNB, within forty-five (45) days after the end of each fiscal quarter, a true and correct copy of Merchant's filed 10-Q financial statements and, within one hundred twenty (120) after the end of each fiscal year, a true and correct copy of Merchant's filed 10-K financial statements. Merchant also agrees to cause Hambrecht & Quist Group ("HQ") to furnish to MNB, within forty-five (45) days after the end of each fiscal quarter, a true and correct copy of HQ's filed 10-Q financial statements and, within one hundred twenty (120) after the end of each fiscal year, a true and correct copy of HQ's filed 10-K financial statements. Merchant agrees to promptly furnish to MNB such other information and reports which MNB may reasonably request concerning Merchant's business, property, and financial condition as are provided to Merchant's owners. Merchant agrees that MNB has the right to cancel the Agreement at any time in MNB's sole discretion upon thirty
(30) days' prior written notice to Merchant.  Upon the expiration of such thirty
(30) day period, if Merchant has failed to repay all amounts due MNB hereunder and under the Agreement, MNB may exercise any and all remedies available to it under the Agreement and this Amendment. MNB agrees that Merchant has the right to cancel this Agreement at any time in Merchant's sole discretion upon thirty
(30) days' prior written notice to MNB, whereupon this Amendment and the Agreement shall terminate once the Gross Exposure has been permanently reduced to zero (0) and MNB has determined that any monies applied or held by MNB in satisfaction of the Gross Exposure is no longer subject to return or restoration to Borrower or to any trustee in bankruptcy under the U.S. Bankruptcy Code.

         8. Expenses. Merchant shall reimburse MNB upon demand for any reasonable costs, internal charges and out-of-pocket expenses including attorneys' fees and time charges of attorneys for MNB, which attorneys may be employees of MNB paid or incurred by MNB in connection with the collection or enforcement of this Amendment and the Agreement. Any demand for such reimbursement shall include reasonable detail of the costs, charges and expenses for which reimbursement is sought.

         9. Notice. All notices and other communications provided to any party hereto shall be in writing, by facsimile, first class U.S. mail or overnight courier and addressed or delivered to such party at its address set forth below its signature hereto or at such other address as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with first class postage prepaid, return receipt requested, shall be deemed given three (3) Business Days after deposit in the U.S. mail; any notice, if transmitted by facsimile, shall be deemed given when transmitted; and any notice given by overnight courier shall be deemed given when received by the addressee.

         10. Ratification of Agreement; Acknowledgment. Except as expressly modified under this Amendment, all of the terms, conditions, provisions, agreements, requirements, promises, obligations, duties, covenants, and representations of Merchant and MNB, respectively, under the Agreement are hereby ratified by Merchant and MNB, respectively.

         11. Effective Date. This Amendment shall become effective upon execution and delivery of duly executed counterparts by Merchant and MNB.

         12. Merger and Integration; Superseding Effect. This Amendment and the Agreement, from and after the date hereof, embody the entire agreement and understanding between the parties hereto, and supersede and have merged therein all prior oral and written agreements, on the same subjects by and between the parties hereto with the effect that this Amendment and the Agreement shall control with respect to the specific subjects hereof and thereof.

         13. Successors and Assigns. This Amendment and the Agreement shall inure to the benefit of and shall be binding upon the parties hereto end their respective successors and assigns, provided: Merchant acknowledges that Merchant cannot assign or transfer its rights or obligations under the Agreement of this Amendment without MNB's prior written consent.

         14. Governing Law. This Amendment and the Agreement shall be governed by and construed in accordance with the internal laws, without regard to conflict of laws provisions, of the state of Michigan, but giving effect to federal laws applicable to national banks.

         15. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original, and all of which counterparts of this Amendment when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first written above.

VANGUARD AIRLINES. INC.

By: /s/ BILL GARRETT
    ---------------
        Bill Garrett, VP President of Finance

MICHIGAN NATIONAL BANK

By: /s/ JACKIE JASON   5-19-97
    ----------------
        Jackie Jason

                                TABLE OF CONTENTS

                                                                            PAGE

ARTICLE 1  DEFINITIONS........................................................1.
             Section 1.1    Definitions.......................................1.
             Section 1.2    Construction......................................3.

ARTICLE 2  LETTER OF CREDIT...................................................4.
             Section 2.1    Amount and Terms of Letter of Credit..............4.
             Section 2.2    Drawings and Reinstatement........................4.
             Section 2.3    Fees and Other Payment............................4.
             Section 2.4    Reimbursement.....................................5.
             Section 2.5    Security..........................................6.
             Section 2.6    Place of Payment..................................6.
             Section 2.7    Termination of Agreement..........................6.
             Section 2.8    Reimbursement Loans...............................6.

ARTICLE 3  CONDITIONS PRECEDENT TO ISSUANCE OF LETTER OF CREDIT...............7.
             Section 3.1    Documents To Be Received..........................7.
             Section 3.2    Other Conditions Precedent........................8.

ARTICLE 4  OBLIGATIONS OF THE CORPORATION.....................................9.
             Section 4.1    Obligations of the Corporation....................9.

ARTICLE 5  REPRESENTATIONS AND WARRANTIES....................................10.
             Section 5.1    Representations and Warranties of the
                            Corporation......................................10.

ARTICLE 6  COVENANTS OF THE CORPORATION......................................11.
             Section 6.1    Affirmative Covenants............................11.
             Section 6.2    Negative Covenants...............................13.

ARTICLE 7  EVENTS OF DEFAULT.................................................13.
             Section 7.1    Events of Default................................13.

ARTICLE 8  RIGHTS AND REMEDIES...............................................14.
             Section 8.1    Rights and Remedies..............................14.

ARTICLE 9  MISCELLANEOUS.....................................................15.
             Section 9.1    Modification of Agreement........................15.
             Section 9.2    Waiver of Rights by Lenders; Remedies............15.

                                       i.

             Section 9.3    Notices..........................................15.
             Section 9.4    Indemnification..................................16.
             Section 9.5    Liability of Lenders.............................16.
             Section 9.6    Participations...................................17.
             Section 9.7    Satisfaction Requirement.........................17.
             Section 9.8    Governing Law....................................17.
             Section 9.9    Waiver of Jury Trial.............................17.
             Section 9.10   Jurisdiction: Service of Process.................17.
             Section 9.11   Survival of Agreement............................18.
             Section 9.12   Severability.....................................18.
             Section 9.13   Headings.........................................18.
             Section 9.14   Counterparts.....................................18.







                                      ii.

                                    EXHIBITS


EXHIBIT A    Reimbursement Loan Note with J. F. Shea Co., Inc.

EXHIBIT B    Reimbursement Loan Note with The Hambrecht 1980 Revocable Trust

EXHIBIT C    Letter of Credit, J. F. Shea Co., Inc.

EXHIBIT D    Letter of Credit, The Hambrecht 1980 Revocable Trust,
             William R. Hambrecht as Trustee

EXHIBIT E    Certificate Relating to Accuracy of Certain Corporation Represen-
             tations Contained in, and the Authorization to Execute, Certain
             Documents

EXHIBIT F    Warrants with J.F. Shea Co., Inc. and The Hambrecht 1980 Revocable
             Trust, William R. Hambrecht as Trustee

EXHIBIT G    Merchant Agreement between Michigan National Bank and Vanguard
             Airlines, Inc.







                                      iii.

                                                                       EXHIBIT 4


                               SECURITY AGREEMENT


         This SECURITY AGREEMENT dated as of February 13, 2001, is made by and between VANGUARD AIRLINES, INC., a Delaware Corporation having its principal place of business at 533 Mexico City Avenue, Kansas City, Missouri, 64153 ("Grantor"), in favor of J. F. SHEA CO., INC., a Nevada Corporation ("Shea") and THE HAMBRECHT 1980 REVOCABLE TRUST (the "Hambrecht Trust") (individually, a "Lender" and, collectively, the "Lenders").

                                    RECITALS
         A. Corporation has requested that the Lenders arrange for the issuance of letters of credit to be issued in favor of Michigan National Bank for the account of the Corporation in the aggregate amount of Four Million Dollars ($4,000,000) (the "Letter of Credit.").

         B. Substantially concurrently herewith Grantor and Lenders have entered into that certain Reimbursement Agreement dated as of February 13, 2001 (as the same may from time to time be amended, modified, supplemented or restated, the "Reimbursement Agreement") whereby Grantor has agreed to reimburse Lenders in full for any an all drawings made under the Letter of Credit.

         C. Lenders are willing to arrange for the issuance of the Letters of Credit, but only upon the condition, among others, that Grantor shall have executed and delivered to Lenders this Security Agreement in order to secure Grantor's obligations to Lenders under and in connection with the Transaction Documents (as defined herein).


                                    AGREEMENT

         NOW, THEREFORE, in order to induce Lenders to arrange the Letters of Credit, enter into the Reimbursement Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Grantor hereby represents, warrants, covenants and agrees as follows:

         1.1 DEFINED TERMS. Unless otherwise defined herein the following terms shall have the following meanings (such meanings being equally applicable to both the singular and plural forms of the terms defined):

         "ACCOUNTS" means (i) any and all accounts or other distributions acquired by, owned by, owed to or payable to Grantor in any manner, whether now existing or hereafter acquired, in connection with the MNB Merchant Agreement and (ii) all rights to payments (including, without limitation actual collections held by MNB Bank, from Cardholders or card issuers, whether now existing or hereafter acquired, in the amount of and as a result of such transactions, and, which with respect to each case (i) and (ii) above, shall include, without limitation, accounts receivable, book debts and other forms of obligations now owned or hereafter received or acquired by or belonging or owing to Grantor (including, without limitation, under any trade name, style or division thereof)

                                       1.

whether arising out of goods sold or services rendered by Grantor or from any other transaction, whether or not the same involves the sale of goods or services by Grantor (including, without limitation, any such obligation which may be characterized as an account or contract right under the UCC) and all of Grantor's rights in, to and under all purchase orders or receipts now owned or hereafter acquired by it for goods or services, and all of Grantor's rights to any goods represented by any of the foregoing (including, without limitation, unpaid seller's rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods), and all monies due or to become due to Grantor under all purchase orders and contracts or other agreements for the sale of goods or the performance of services or both by Grantor (whether or not yet earned by performance on the part of Grantor or in connection with any other transaction), now in existence or hereafter occurring, including, without limitation, the right to receive the proceeds of said purchase orders and contracts, and all Collateral and guarantees of any kind given by any Person with respect to any of the foregoing;

         "ACCOUNT DEBTOR" means any "account debtor," as such term is defined in
Section 9-105(1)(a) of the UCC, including, without limitation, all Cardholders.

         "ACT OF  BANKRUPTCY"  shalh have the  meaning  assigned to such term in
Section 1.1 of the Reimbursement Agreement.

         "CREDIT CARD" shall have the meaning assigned to such term in Section 1 of the MNB Merchant Agreement.

         "CARDHOLDERS" shall have the meaning assigned to such term in Section A of the MNB Merchant Agreement, whichever is applicable.

         "CHATTEL  PAPER" means any "chattel  paper," as such term is defined in
Section 9-105(1)(b) of the UCC, now owned or hereafter acquired by Grantor.

         "COLLATERAL"  shall have the  meaning  assigned to such term in SECTION
2.1 of this Agreement.

         "CONTRACTS" shall mean all contracts, undertakings, franchise agreements or other agreements in or under which Grantor may now or hereafter have any right, title or interest with respect to an Account, any agreement relating to the terms of payment or the terms of performance with respect to an Account, including, without limitation, the MNB Merchant Agreement.

         "DEPOSITS" shall mean cash, Instruments, Documents or Chattel Paper or any securities, including, without limitation, the Letters of Credit, now existing or hereafter received, acquired or arising, deposited by or on behalf of Grantor with MNB Bank, all additions thereto from time to time and all monies, securities investments and instruments purchase therewith and all interest, profits and/or dividends accruing thereon and proceeds thereof, all of the foregoing held by MNB Bank in an account or otherwise, whether or not within MNB Bank sole dominion or control, relating to the payment and/or performance by Grantor of its obligations to Bank under or in connection with the MNB Merchant Agreement.

                                       2.

         "DOCUMENTS"  shall  mean any  "documents,"  as such term is  defined in
Section 9-105(1)(f) of the UCC, now owned or hereafter acquired by Grantor.

         "EVENT OF DEFAULT" has the meaning given to it in the Reimbursement Agreement.

         "GROSS EXPOSURE" shall mean the Gross Exposure, as such term is defined in Section C of Amendment to the MNB Merchant Agreement by and between Grantor and MNB.

         "INSTRUMENTS"  means  any  "instrument,"  as such  term is  defined  in
Section 9-105(1)(i) of the UCC, now owned or hereafter acquired by Grantor, including, without limitation, all notes, certificated securities, and other evidences of indebtedness, other than instruments that constitute, or are a part of a group of writings that constitute, Chattel Paper.

         "LIEN" means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property of Grantor, including any agreement to grant any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature of a security interest, and the filing of or agreement to file or deliver any financing statement (other than a precautionary financing statement with respect to a lease that is not in the nature of a security interest) under the UCC or comparable law of any jurisdiction.

         "MNB  BANK"  means   Michigan   National   Bank,  a  national   banking
association, with its principal office located at 77 Monroe Center, Grand Rapids, MI 49503.

         "MNB MERCHANT AGREEMENT" means an Agreement between Michigan National Bank and Vanguard Airlines, Inc., that may be entered into with respect to credit card processing services, as the same may from time to time be amended, modified or restated.

         "PERMITTED LIEN" means (a) any lien in favor of Lenders granted hereunder or arising under any of the Transaction Agreements to secure the Secured Obligations and (b) any interest in the Pledged Collateral securing a credit to Grantor which is listed on SCHEDULE III attached hereto and incorporated herein by this reference.

         "PERSON" means any individual, sole proprietorship, partnership, limited liability company, limited liability partnership, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock corporation, estate, other entity or governmental agency.

         "PROCEEDS" means "proceeds," as such term is defined in Section 9-306(1) of the UCC, and, in any event, shall include, without limitation, (a) any and all Accounts, Chattel Paper, Instruments, cash or other proceeds payable to Grantor from time to time in respect of the Collateral, (b) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to Grantor from time to time

                                       3.

with respect to any of the Collateral, (c) any and all payments (in any form whatsoever) made or due and payable to Grantor from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral above by any governmental body, authority, bureau or agency (or any person acting under color of governmental authority), and (d) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

         "REIMBURSEMENT  LOANS" shall have the meaning  assigned to such term in
Section 1.1 of the Reimbursement Agreement.

         "REIMBURSEMENT LOAN NOTE" shall have the meaning assigned to such term in Section 1.1 of the Reimbursement Agreement.

         "SECURED OBLIGATIONS" means all now existing and hereafter arising loans, advances, debts, liabilities and obligations, for monetary amounts owed by Grantor to Lenders whether due or to become due (including the Reimbursement Loan Notes and all reimbursement amounts for any Drawing), matured or unmatured, liquidated or unliquidated, contingent or non-contingent, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, arising under the Transaction Documents. This term includes, without limitation, all principal, interest (including interest that accrues after the commencement of a case against Grantor or any affiliate of Grantor under the Bankruptcy Code), fees, including, without limitation, any and all closing fees, prepayment fees, commitment fees, advisory fees, agent fees and attorneys' fees and any and all other fees, expenses, costs or other sums chargeable to Guarantor under any of the Transaction Documents.

         "SECURITY AGREEMENT" means this Security Agreement and all Schedules hereto, as the same may from time to time be amended, modified or supplemented.

         "TRANSACTION DOCUMENTS" has the meaning set forth in the Reimbursement Agreement.

         "UCC" means the Uniform Commercial Code as the same may, from time to time, be in effect in the State of California; PROVIDED, HOWEVER, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of Lenders' security interest in any collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of California, the term "UCC" shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection of priority and for purposes of definitions related to such provisions.

         "VANGUARD" means Vanguard Airlines, Inc.

         2.1 GRANT OF SECURITY INTEREST. As collateral security for the prompt and complete payment and performance when due (whether at stated maturity, by acceleration or otherwise) of all the Secured Obligations and in order to induce Lenders to arrange the Letters of Credit, to enter into the Transaction Documents and to make the Reimbursement Loans, each in accordance with the

                                       4.

terms and conditions thereof, Grantor hereby assigns, conveys, mortgages, pledges, hypothecates and transfers to Lenders, and hereby grants to Lenders, a security interest in and to all of Grantor's right, title and interest in, to and under the following (all of which being hereinafter collectively called the "COLLATERAL"):

                  (a)      All Accounts;

                  (b)      All Contracts;

                  (c)      The Deposits; and

                  (d) To the extent not otherwise included, all Proceeds of each of the foregoing and all accessions to, substitutions and replacements for, and rents, profits and products of each of the foregoing.

         3.1   RIGHTS OF LENDERS; COLLECTION OF ACCOUNTS.

                  (a) Notwithstanding anything contained in this Security Agreement to the contrary, Grantor expressly agrees that it shall remain liable under each of its Contracts to observe and perform all the conditions and obligations to be observed and performed by it thereunder and that it shall perform all of its duties and obligations thereunder, all in accordance with and pursuant to the terms and provisions of each such Contract. Lenders shall not have any obligation or liability under any Contract by reason of or arising out of this Security Agreement or the granting to Lenders of a Lien therein or the receipt by Lenders of any payment relating to any Contract pursuant hereto, nor shall Lenders be required or obligated in any manner to perform or fulfill any of the obligations of Grantor under or pursuant to any Contract, or to make any payment, or to make any inquiry as to the nature or the sufficiency of any payment received by it or the sufficiency of any performance by any Person under any Contract, or to present or file any claim, or to take any action to collect or enforce any performance or the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

                  (b) Lenders authorizes Grantor to collect its Accounts, provided that such collection is performed in a prudent and businesslike manner, and Lenders may, upon the occurrence and during the continuation of any Event of Default and without notice, limit or terminate said authority at any time. If required by Lenders at any time during the continuation of any Event of Default, any Proceeds, when first collected by Grantor, received in payment of any such Account or on account of any of its Contracts shall, subject to the rights of MNB under the MNB Merchant Agreement, be promptly deposited by Grantor in precisely the form received (with all necessary endorsements) in a special bank account maintained by Lenders subject to withdrawal by Lenders only, as hereinafter provided, and until so turned over shall be deemed to be held in trust by Grantor for and as Lenders' property and shall not be commingled with Grantor's other funds or properties. Such Proceeds, when deposited, shall continue to be Collateral for all of the Secured Obligations and shall not constitute payment thereof until applied as hereinafter provided. Lenders may, in its sole

                                       5.

discretion, apply all or a part of the funds on deposit in said special account to the principal of or interest on or both in respect of any of the Secured Obligations in accordance with the provisions of SECTION 7.1(D) hereof, and any part of such funds which Lenders elects not so to apply and deem not required as Collateral for the Secured Obligations shall be paid over from time to time by Lenders to Grantor. If an Event of Default has occurred and is continuing, at the request of Lenders, subject to the rights of MNB Bank under the MNB Merchant Agreement, Grantor shall deliver all original and other documents evidencing and relating to, the performance of service which created such Accounts, including, without limitation, all original orders, invoices, and shipping receipts.

                  (c) Lenders may at any time, upon the occurrence and during the continuation of any Event of Default after first notifying Grantor of its intention to do so, notify Account Debtors of Grantor, parties to the Contracts of Grantor and obligors in respect of Instruments and Chattel Paper of Grantor constituting or relating to the Collateral, that the Accounts and the right, title and interest of Grantor in and under such Contracts, Instruments and Chattel Paper have been assigned to Lenders and that payments shall be made directly to Lenders. Upon the request of Lenders, Grantor shall so notify such Account Debtors, parties to such Contracts, obligors in respect of such Instruments and such Chattel Paper. Upon the occurrence and during the continuation of an Event of Default, Lenders may, in its name, or in the name of others communicate with such Account Debtors, parties to such Contracts, such Instruments and such Chattel Paper to verify with such parties, to Lenders' satisfaction, the existence, amount and terms of any such Accounts, Contracts, Instruments or Chattel Paper.

                  (d) Notwithstanding anything to the contrary set forth in paragraphs (a) or (b) above or elsewhere herein, Grantor shall, promptly notify MNB of the security interest granted hereby and (b) authorize and direct MNB, at such time as Lenders shall notify MNB as to the occurrence of an Event of Default hereunder, to pay and or distribute to Lenders all Collateral owned by, owed to, payable to or otherwise distributable to Grantor pursuant to the MNB Merchant Agreement. In the event that the Company's credit card processing function is transferred to MNB Bank, Grantor shall cause to be executed a Notification of Assignment from MNB Bank.

         4.1 REPRESENTATIONS AND WARRANTIES. Grantor hereby represents and warrants to Lenders that:

                  (a) Except for the security interest granted to Lenders under this Security Agreement and other Permitted Liens, Grantor is the sole legal and equitable owner of each item of the Collateral in which it purports to grant a security interest hereunder, having good, marketable and insurable title thereto free and clear of any and all Liens other than Permitted Liens.

                  (b) This Security Agreement creates a legal and valid security interest on and in all of the Collateral in which Grantor now has rights, and all filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken. Accordingly, Lenders has a fully perfected first priority security interest in all of the Collateral in which Grantor now has rights, subject only to the Permitted Liens. This Security Agreement will create a legal and valid and

                                       6.

fully perfected first priority security interest in the Collateral in which Grantor later acquires rights, when Grantor acquires those rights, subject only to the Permitted Liens.

                  (c) Subject to the Permitted Liens, Grantor's chief executive office, principal place of business, and the place where Grantor maintains its records concerning the Collateral are presently located at the addresses set forth on SCHEDULE I attached hereto and incorporated herein by this reference. Grantor is incorporated in the State of Delaware and its name is as set forth in the first paragraph of this Agreement. Grantor shall not, during the continuance of this Security Agreement, change such chief executive office or principal place of business or remove or cause to be removed, except in the ordinary course of Grantor's business, the records relating to the Collateral from those premises without prior written notice to Lenders.

                  (d) All Collateral of Grantor with respect to which a security interest may be perfected by the secured party's taking possession thereof, including, without limitation, all Chattel Paper and Instruments, except for any such Collateral which is in the possession of Bank, are set forth on SCHEDULE II attached hereto and incorporated herein by this reference. All action necessary or desirable to protect and perfect such security interest in each item set forth on SCHEDULE II, including, without limitation, the delivery of all originals thereof to Lenders, has been duly taken, except with respect to those Chattel Paper, Instruments or other documents constituting or relating to the Collateral evidencing obligations of non-material amounts payable to Grantor. The security interest of Lenders in the Collateral listed on SCHEDULE II is prior in right and interest to all other Liens and is enforceable as such against creditors of and purchasers from Grantor.

                  (e) The amount represented by Grantor to Lenders from time to time as owing by each Account Debtor or by all Account Debtors in respect of the Accounts of Grantor shall at such time be the correct amount actually and unconditionally owing by such Account Debtors thereunder.

                  (f) The amount represented by Grantor to Lenders from time to time as the Deposits and as the Gross Exposure shall at such time be the correct total of such Amounts.

         5.1 COVENANTS. Grantor covenants and agrees with Lenders that from and after the date of this Security Agreement and until the Secured Obligations have been performed and paid in full and the letter of credit has expired:

         5.2 FURTHER ASSURANCES; PLEDGE OF INSTRUMENTS. At any time and from time to time, upon the written request of Lenders, and at the sole expense of Grantor, Grantor shall promptly and duly execute and deliver any and all such further instruments and documents and take such further action as Lenders may reasonably deem desirable to obtain the full benefits of this Security Agreement and of the rights and powers herein granted, including, without limitation, (a) using its best efforts to secure all consents and approvals necessary or appropriate for the assignment to Lenders of any Contract held by Grantor or in which Grantor has any rights not heretofore assigned, (b) filing any financing or continuation statements under the UCC with respect to the security interests granted hereby, and (c) transferring Collateral to Lenders' possession (if a security interest in such Collateral can be perfected by possession). Grantor also hereby authorizes Lenders to file

                                       7.

any such financing or continuation statement without the signature of Grantor. If any amount payable under or in connection with any of the Collateral is or shall become evidenced by any Instrument, such Instrument, other than checks and notes received in the ordinary course of business, shall be duly endorsed in a manner satisfactory to Lenders and, subject to the rights of MNB under the MNB Merchant Agreement, be delivered to Lenders immediately upon Grantor's receipt thereof.

         5.3 MAINTENANCE OF RECORDS. Grantor shall keep and maintain at its own cost and expense satisfactory and complete records of the Collateral, including, without limitation, a record of all payments received and all credits granted with respect to the Collateral and all other dealings with the Collateral. Grantor shall mark its books and records pertaining to the Collateral to evidence this Security Agreement and the security interests granted hereby. All Chattel Paper shall be marked with the following legend:
"THIS WRITING AND THE OBLIGATIONS EVIDENCED OR SECURED HEREBY ARE SUBJECT TO THE SECURITY INTEREST OF J.F. SHEA CO., INC. AND THE HAMBRECHT 1980 REVOCABLE TRUST."

         5.4 INDEMNIFICATION. In any suit, proceeding or action brought by or against Lenders relating to any Account or Contract, or any Chattel Paper, Instrument or Document constituting or relating to the Collateral, for any sum owing thereunder, or to enforce any provision of any Account or Contract, or any Chattel Paper, Instrument or Document constituting or relating to the
Collateral, Grantor shall save, indemnify and keep Lenders harmless from and against all expense, loss or damage suffered by reason of any defense, setoff, counterclaim, recoupment or reduction of liability whatsoever of the obligor thereunder arising out of a breach by Grantor of any obligation thereunder or arising out of any other agreement, indebtedness or liability at any time owing to, or in favor of, such obligor or its successors from Grantor, and all such obligations of Grantor shall be and remain enforceable against and only against Grantor and shall not be enforceable against Lenders.

         5.5 COMPLIANCE WITH TERMS OF ACCOUNTS, ETC. In all material respects, Grantor shall perform and comply with all obligations in respect of the Accounts and Contracts and in respect to any Chattel Paper, Documents and Instruments constituting or relating to the Collateral.

         5.6 LIMITATION ON LIENS ON COLLATERAL. Grantor shall not create, permit or suffer to exist, and shall defend the Collateral against and take such other action as is necessary to remove, any Lien on the Collateral, except (a) Permitted Liens and (b) the Lien granted to Lenders under this Security Agreement. Grantor shall further defend the right, title and interest of Lenders in and to any of Grantor's rights under the Contracts and Accounts or in the Deposit or under Chattel Paper, Documents, and Instruments constituting or relating to the Collateral, and in and to the Proceeds thereof against the claims and demands of all Persons whomsoever.

         5.7 LIMITATIONS ON MODIFICATIONS OF ACCOUNTS, ETC. Upon the occur-rence and during the continuation of any Event of Default, Grantor shall not, without Lenders' prior written consent, (a) grant any extension of the time of payment of any of the Accounts or amounts due under any Contract (including, without limitation, amounts due from the Deposit) or under any Chattel Paper, Instruments or Document constituting or relating to the Collateral, (b) compromise, compound or

                                       8.

settle the same for less than the full amount thereof, (c) release, wholly or partly, any Person liable for the payment thereof, or (d) allow any credit or discount whatsoever thereon other than trade discounts granted in the ordinary course of business of Grantor.

         5.8 TAXES, ASSESSMENTS, ETC. Grantor shall pay promptly when due all property and other taxes, assessments and government charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the Collateral except to the extent the validity thereof is being contested in good faith and adequate reserves are being maintained in connection therewith.

         5.9 LIMITATIONS ON DISPOSITION. Grantor shall keep the records regarding the Collateral and any Collateral in possession of Grantor separate and identifiable from other property located on the same premises as the Collateral and Grantor shall not sell, lease, transfer or otherwise dispose of any of the Collateral, or attempt or contract to do so.

         5.10 FURTHER IDENTIFICATION OF COLLATERAL. Grantor shall, if so requested by Lenders, furnish to Lenders, as often as Lenders shall reasonably request, statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as Lenders may reasonably request, all in reasonable detail.

         5.11 NOTICES. Grantor shall advise Lenders promptly, in reasonable detail, of (a) any material Lien, other than Permitted Liens, attaching to or asserted against any of the Collateral, (b) any material change in the composition of the Collateral and (c) the occurrence of any other event which would have a material adverse effect on the aggregate value of the Collateral or on the Lien created hereunder.

         5.12  RIGHT OF INSPECTION AND AUDIT.

                  (a) Upon reasonable notice to Grantor (unless an Event of Default has occurred and is continuing, in which case no notice is necessary), Lenders shall at all times have full and free access during normal business hours to all the books and records and correspondence of Grantor, and Lenders or any agents or representatives of Lenders may examine the same, take extracts therefrom and make photocopies thereof, and Grantor agrees to render to Lenders, at Grantor's cost and expense, such clerical and other assistance as may be reasonably requested with regard thereto. Upon reasonable notice to Grantor (unless an Event of Default has occurred and is continuing, in which case no notice is necessary), Lenders and its agents and representatives shall also have the right to enter into and upon any premises where any of records regarding the Collateral are located for the purpose of conducting audits and making test verifications of the Accounts in any manner and through any medium that it considers advisable, and Grantor agrees to furnish all such assistance and information as Lenders may reasonably require in connection therewith. Grantor, at its own expense, shall cause certified independent public accountants, reasonably satisfactory to Lenders, to prepare and deliver to Lenders the results of and any test verification of Grantor's Accounts made or observed by such accountants when and if such verification is conducted.

                                       9.

                  (b) Lenders shall have all rights of Grantor to audit, copy or make extracts of the records of MNB Bank as are specified under the respective agreements.

         5.13 CONTINUOUS PERFECTION. Grantor shall not change its name, identity or corporate structure in any manner which might make any financing or continuation statement filed in connection herewith seriously misleading within the meaning of Section 9-402(7) of the UCC (or any other then applicable provision of the UCC) unless Grantor shall have given Lenders at least thirty
(30) days' prior written notice thereof and shall have taken all action (or made arrangements to take such action substantially simultaneously with such change if it is impossible to take such action in advance) necessary or reasonably requested by Lenders to amend such financing statement or continuation statement so that it is not seriously misleading.

         5.14 Grantor shall provide upon written request of Lenders, or shall cause MNB Bank to provide, to Lenders such reports and notices as are required to be sent, or may be sent, by MNB to Grantor with respect to the Accounts, the Deposit, the Gross Exposure, or as otherwise are required to be sent or may be made available to Grantor pursuant to the MNB Merchant Agreement.

         5.15 Grantor may not enter into any amendment to the MNB Merchant Agreement, without the written consent of Lenders, except where such amendment only relates to the fees and charges to be paid to MNB by Vanguard or the extension of said agreement.

         6.1   LENDERS' APPOINTMENT AS ATTORNEY-IN-FACT.

                  (a) Grantor hereby irrevocably constitutes and appoints Lenders, and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of Grantor and in the name of Grantor or in its own name, from time to time at Lenders' discretion, for the purpose of carrying out the terms of this Security Agreement, to take any and all appropriate action and to execute and deliver any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Security Agreement and, without limiting the generality of the foregoing, hereby gives Lenders the power and right, on behalf of Grantor, without notice to or assent by Grantor, to do the following:

                       (i) to ask, demand, collect, receive and give acquittances and receipts for any and all monies due or to become due under any Collateral and, in the name of Grantor in its own name or otherwise to take possession of, endorse and collect any checks, drafts, notes, acceptances or other Instruments for the payment of monies due under any Collateral and to file any claim or to take or commence any other action or proceeding in any court of law or equity or otherwise deemed appropriate by Lenders for the purpose of collecting any and all such monies due under any Collateral whenever payable;

                       (ii) to pay or discharge any Liens, including, without limitation, any tax lien, levied or placed on or threatened against the Collateral, to effect any repairs or any insurance

                                      10.

called for by the terms of this Security Agreement and to pay all or any part of the premiums therefor and the costs thereof; and

                       (iii) (1) direct any person liable for any payment under or in respect of any of the Collateral to make payment of any and all monies due or to become due thereunder directly to Lenders or as Lenders shall direct, (2) receive payment of any and all monies, claims and other amounts due or to become due at any time arising out of or in respect of any Collateral, (3) sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with Accounts and other Instruments and Documents constituting or relating to the Collateral, (4) commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect of any Collateral, (5) defend any suit, action or proceeding brought against Grantor with respect to any Collateral, (6) settle, compromise or adjust any suit, action or proceeding described above and, in connection therewith, give such discharges or releases as Lenders may deem appropriate, and (7) sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though Lenders were the absolute owner thereof for all purposes, and to do, at Lenders' option and Grantor's expense, at any time, or from time to time, all acts and things which Lenders may reasonably deem necessary to protect, preserve or realize upon the Collateral and Lenders' Lien therein in order to effect the intent of this Security Agreement, all as fully and effectively as Grantor might do.

                  (b) Lenders agrees that, except upon the occurrence and during the continuation of an Event of Default, it shall not exercise the power of attorney or any rights granted to Lenders pursuant to this SECTION 6.1 provided; however, that Lender may exercise the power of attorney with respect to filing of financing statements and otherwise perfecting its security interest in the Collateral when no Event of Default exists. Grantor hereby ratifies, to the extent permitted by law, all that said attorney shall lawfully do or cause to be done by virtue hereof. The power of attorney granted pursuant to this SECTION
6.1 is a power coupled with an interest and shall be irrevocable until the Secured Obligations are paid and performed in full.

                  (c) The powers conferred on Lenders hereunder are solely to protect Lenders' interests in the Collateral and shall not impose any duty upon it to exercise any such powers. Lenders shall be accountable only for amounts that it actually receives as a result of the exercise of such powers and neither it nor any of its officers, directors, employees, agents or representatives shall be responsible to Grantor for any act or failure to act, except for its own gross negligence or willful misconduct.

                  (d) Grantor also authorizes Lenders, at any time and from time to time upon the occurrence and during the continuation of any Event of Default, to (i) communicate in its own name with any party to any Contract with regard to the assignment of the right, title and interest of Grantor in and under the Contracts hereunder and other matters relating thereto and (ii) execute, in

                                      11.

connection with the sale of Collateral provided for in SECTION 7.1 hereof, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral.

                  (e) If Grantor fails to perform or comply with any of its agreements contained herein and Lenders, as provided for by the terms of this Security Agreement, shall perform or comply, or otherwise cause performance or compliance, with such agreement, the reasonable expenses, including attorneys' fees, of Lenders incurred in connection with such performance or compliance, together with interest thereon at the rate then in effect in respect of the Reimbursement Loans, shall be payable by Grantor to Lenders on demand and shall constitute Secured Obligations secured hereby.

         7.1   RIGHTS AND REMEDIES UPON DEFAULT.

                  (a) If any Event of Default shall occur and be continuing, Lenders may exercise in addition to all other rights and remedies granted to it under this Security Agreement, the MNB Merchant Agreement, the other Transaction Documents and under any other instrument or agreement securing, evidencing or relating to the Secured Obligations, all rights and remedies of a secured party under the UCC. Without limiting the generality of the foregoing, Grantor expressly agrees that in any such event Lenders, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Grantor or any other person (all and each of which demands, advertisements and notices are hereby expressly waived to the maximum extent permitted by the UCC and other applicable law), may forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and may forthwith sell, lease, assign, give an option or options to purchase or sell or otherwise dispose of and deliver said Collateral (or contract to do so), or any part thereof, in one or more parcels at public or private sale or sales, at any exchange or broker's board or at any of Lenders' offices or elsewhere at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. Lenders shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of said Collateral so sold, free of any right or equity of redemption, which equity of redemption Grantor hereby releases. Grantor further agrees, at Lenders' request, to assemble the Collateral and make it available to Lenders at places which Lenders shall reasonably select, whether at Grantor's premises or elsewhere. Lenders shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale as provided in
SECTION 7.1(D) hereof, Grantor remaining liable for any deficiency remaining unpaid after such application, and only after so paying over such net proceeds and after the payment by Lenders of any other amount required by any provision of law, including Section 9-504(1)(c) of the UCC, need Lenders account for the surplus, if any, to Grantor. To the maximum extent permitted by applicable law, Grantor waives all claims, damages, and demands against Lenders arising out of the repossession, retention or sale of the Collateral except such as arise out of the gross negligence or willful misconduct of Lenders. Grantor agrees that Lenders need not give more than ten (10) days' notice (which notification shall be deemed given if given in accordance with SECTION 9.3 of the Reimbursement Agreement) of the time and place of any public sale or of the time after which a private sale may take place and that such notice is reasonable

                                      12.

notification of such matters. Grantor shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all amounts to which Lenders are entitled, Grantor also being liable for the reasonable fees of any attorneys employed by Lenders to collect such deficiency.

                  (b) Grantor also agrees to pay all fees, costs and expenses of Lenders, including, without limitation, reasonable attorneys' fees, incurred in connection with the enforcement of any of its rights and remedies hereunder.

                  (c) Grantor hereby waives presentment, demand, protest or any notice (to the maximum extent permitted by applicable law) of any kind in connection with this Security Agreement or any Collateral.

                  (d) The Proceeds of any sale, disposition or other realization upon all or any part of the Collateral shall be distributed by Lenders in the following order of priorities:

                            FIRST, to Lenders in an amount  sufficient to pay in
                  full the reasonable costs of Lenders in connection with such sale, disposition or other realization, including all fees, costs, expenses, liabilities and advances incurred or made by Lenders in connection therewith, including, without limitation, reasonable attorneys' fees;

                           SECOND,  to  Lenders  in an amount  equal to the then
                  unpaid principal of and accrued interest and prepayment premiums, if any, on the Secured Obligations;

                           THIRD, to Lenders in an amount equal to any other
                  Secured  Obligations which are then unpaid; and

                           FINALLY,  upon  payment in full of all of the Secured
                  Obligations, to Grantor or its representatives or as a court of competent jurisdiction may direct.

         8.1 LIMITATION ON LENDERS' DUTY IN RESPECT OF COLLATERAL. Lenders shall be deemed to have acted reasonably in the custody, preservation and disposition of any of the Collateral if it takes such action as Grantor requests in writing, but failure of Lenders to comply with any such request shall not in itself be deemed a failure to act reasonably, and no failure of Lenders to do any act not so requested shall be deemed a failure to act reasonably.

         9.1 REINSTATEMENT. This Security Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against Grantor for liquidation or reorganization, should Grantor become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of Grantor's property and

                                      13.

assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Secured Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Secured Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Secured Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

         10.1  MISCELLANEOUS.

         10.2 NOTICES. Any notice or other communication hereunder to any party shall be addressed and delivered (and shall be deemed given) in accordance with
SECTION 9.3 of the Reimbursement Agreement.

         10.3 SEVERABILITY. Any provision of this Security Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         10.4 HEADINGS. The various headings in this Security Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this agreement or any provisions hereof.

         10.5  NO WAIVER; CUMULATIVE REMEDIES.

                  (a) Lenders shall not by any act, delay, omission or otherwise be deemed to have waived any of its respective rights or remedies hereunder, nor shall any single or partial exercise of any right or remedy hereunder on any one occasion preclude the further exercise thereof or the exercise of any other right or remedy.

                  (b) The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights and remedies provided by law.

                  (c) None of the terms or provisions of this Security Agreement may be waived, altered, modified or amended except by an instrument in writing, duly executed by Grantor and Lenders.

         10.6 TERMINATION OF THIS SECURITY AGREEMENT. Subject to SECTION 9.1 hereof, this Security Agreement shall terminate on the Termination Date, as defined in the Reimbursement Agreement.

                                      14.

         10.7 SUCCESSOR AND ASSIGNS. This Security Agreement and all obliga-tions of Grantor hereunder shall be binding upon the successors and assigns of Grantor, and shall, together with the rights and remedies of Lenders hereunder, inure to the benefit of Lenders, any future holder of any Reimbursement Loan Note executed by Grantor in connection with the Reimbursement Agreement and their respective successors and assigns. No sales of participations, other sales, assignments, transfers or other dispositions of any agreement governing or instrument evidencing the Secured Obligations or any portion thereof or interest therein shall in any manner affect the Lien granted to Lenders hereunder.

         10.8 FURTHER INDEMNIFICATION. Grantor agrees to pay, and to save Lenders harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all excise, sales or other similar taxes which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Security Agreement.

         10.9 GOVERNING LAW. In all respects, including all matters of con-struction, validity and performance, this Security Agreement and the Secured Obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of California applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflict of laws.

         10.10 COUNTERPARTS. This Security Agreement may be executed in any number of counterparts, each of which when so delivered shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. Each such agreement shall become effective upon the execution of a counterpart hereof or thereof by each of the parties hereto and telephonic notification thereof has been received by Grantor and Lenders.


                           [Intentionally Left Blank]


                                      15.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Security Agreement to be executed and delivered by its duly authorized officer on the date first set forth above.

GRANTOR                             VANGUARD AIRLINES, INC.



                                    By:
                                       -----------------------------------------

                                    Printed Name:
                                                 -------------------------------

                                    Title:
                                          --------------------------------------




Accepted and acknowledged by:

THE HAMBRECHT 1980 REVOCABLE TRUST, WILLIAM R. HAMBRECHT AS TRUSTEE



By:
   -----------------------------------------------------------

Printed Name:
             -------------------------------------------------

Title:
      --------------------------------------------------------


Accepted and acknowledged by:

J. F. SHEA CO., INC.



By:
   -----------------------------------------------------------

Printed Name:
             -------------------------------------------------

Title:
      --------------------------------------------------------


                                      16.

                                   SCHEDULE I

                  LOCATION OF GRANTOR'S CHIEF EXECUTIVE OFFICE
                           PRINCIPAL PLACE OF BUSINESS
                      AND RECORDS PERTAINING TO COLLATERAL

                             CHIEF EXECUTIVE OFFICE:

                             533 Mexico City Avenue
                              Kansas City, MO 64153


                        RECORDS PERTAINING TO COLLATERAL:

                             533 Mexico City Avenue
                              Kansas City, MO 64153

                          PRINCIPAL PLACE OF BUSINESS:

                             533 Mexico City Avenue
                              Kansas City, MO 64153



                                      17.

                                   SCHEDULE II

                     LIST OF COLLATERAL DELIVERED TO LENDERS




                                      None




















                                      18.

                                  SCHEDULE III

                                 PERMITTED LIENS

                                      None







































                                      19.